UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

ANNUAL CORPORATE GOVERNANCE REPORT ON THE OF

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

YEAR ENDING	31/DEC/2013

TAX ID NO. A-48265169

Registered name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Address: PLAZA DE SAN NICOLÁS, 4, 48005 BILBAO (VIZCAYA)

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL REPORT ON THE CORPORATE GOVERNANCE

OF PUBLICLY TRADED COMPANIES

A - OWNERSHIP STRUCTURE

A.1.	Fill in the following table on the company’s share capital:

Date of latest change	Share capital (€)	Number of shares	Number of voting rights
17/OCT/2013	2,835,117,677.07	5,785,954,443	5,785,954,443

Indicate if there are different classes of shares with different rights associated to them:

NO

Class	Number of shares	Nominal unit value	Number of voting rights per unit	DIfferent rights

A.2	Detail the direct and indirect owners of significant holdings in your company at year-end, excluding directors:

Name of Shareholder (person or company)	Number of direct voting rights	Indirect voting rights		% of total voting rights
		Direct owner of stake	Number of voting rights

Indicate the most significant movements in the shareholding structure during the year:

Name of shareholder (person or company)	Date of transaction	Description of the transaction

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.3	Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

	Number of direct voting rights	Indirect voting rights		% of total voting rights
Name of Director (person or company)		Direct owner of stake	Number of voting rights
GONZÁLEZ RODRÍGUEZ, FRANCISCO	1,645,328		1,508,893	0.06
CANO FERNÁNDEZ, ÁNGEL	702,707		0	0.01
ALFARO DRAKE, TOMÁS	15,211		0	0.00
ÁLVAREZ MEZQUÍRIZ, JUAN CARLOS	189,069		0	0.00
BUSTAMANTE Y DE LA MORA, RAMÓN	13,671		2,695	0.00
FERNÁNDEZ RIVERO, JOSÉ ANTONIO	67,433		0	0.00
FERRERO JORDI, IGNACIO	4,285		81,025	0.00
GARIJO LÓPEZ, BELÉN	0		0	0.00
GONZÁLEZ-PÁRAMO MARTÍNEZ- MURILLO, JOSE MANUEL	1,012		0	0.00
LORING MARTÍNEZ DE IRUJO, CARLOS	52,801		0	0.00
MALDONADO RAMOS, JOSÉ	73,264		0	0.00
PALAO GARCÍA-SUELTO, JOSÉ LUIS	9,897		0	0.00
PI LLORENS, JUAN	36,977		0	0.00
RODRÍGUEZ VIDARTE, SUSANA	23,883		878	0.00

% total voting rights held by the Board of Directors	0.08

Fill in the following tables with the members of the company’s board of directors with voting rights on company shares:

Name of Director (person or company)	Number of direct rights	Indirect rights		Number of equivalent shares	% of total voting rights
		Direct owner	Number of voting rights
GONZÁLEZ RODRÍGUEZ, FRANCISCO	437,141	0	0	0	0.01
CANO FERNÁNDEZ, ÁNGEL	309,022	0	0	0	0.01

A.4.	Where applicable, indicate any family, commercial, contractual or corporate relationships between holders of significant shareholdings, insofar as the company is aware of them, unless they are of little relevance or due to ordinary commercial traffic and exchange:

A.5	Where applicable, indicate any family, commercial, contractual or corporate relationships between holders of significant shareholdings, and the company and/or its group, unless they are of little relevance or due to ordinary commercial traffic and exchange:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.6	Indicate whether the company has been informed of any shareholder agreements that may affect it as established under articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Participants in shareholders agreement	% of share capital affected	Brief description of agreement

Indicate whether the company knows the existence of concerted actions amongst its shareholders. If so, describe them briefly.

NO

Participants in concerted action	% of share capital affected	Brief description of concertad action

If there has been any alteration or breakdown of said pacts or agreements or concerted actions, indicate this expressly:

A.7.	Indicate whether any person or organisation exercises or may exercise control over the company pursuant to article 4 of the Securities Exchange Act. If so, identify names:

NO

A.8.	Fill in the following tables regarding the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	total of % share capital
1,357,669	5,519,101	0.12

(*)	Through:

Name of direct owner of shareholding (person or company)	Number of direct shares
CORPORACIÓN GENERAL FINANCIERA, S.A.	5,491,697
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	27,404
Total:	5,519,101

List significant changes occurring during the year, pursuant to Royal Decree 1362/2007:

Date reported	Total direct shares acquired	Total indirect shares acquired	total of % share capital
15/JAN/2013	257,670	15,293,344	0.29
11/FEB/2013	2,041,968	18,570,235	0.38
21/MAR/2013	4,271,586	5,717,442	0.18
09/APR/2013	122,050	38,626,553	0.71
24/JUN/2013	5,682,382	25,507,347	0.56
28/AUG/2013	291,273	11,784,978	0.21
26/DEC/2013	2,422,114	5,459,101	0.14

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.9	Describe the conditions and term of the prevailing mandate from the general meeting to the board of directors to issue, buy back and transfer treasury stock.

The following is a transcription of the resolution adopted by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders, 12th March 2010, under agenda item three:

1.- Repealing the unavailed part from the resolution adopted at the Annual General Meeting, 13th March 2009, under agenda item seven to authorise the Bank, directly or via any of its subsidiaries, for a maximum of five years as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. This purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.

2.- Approve the limits or requirements of these acquisitions, which shall be as follows:

•	The nominal value of the shares acquired directly or indirectly, added to those that the Bank and its subsidiaries already owned, may at no time exceed ten percent (10%) of the subscribed Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised by the applicable legislation at any time. In all cases, respect must be paid to the limits established on the purchase of treasury stock by the regulatory authorities of the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading.

•	A restricted reserve may be charged to the Bank’s net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

•	The shares purchased must be fully paid up, unless the purchase is without consideration, and must not entail any obligation to provide ancillary benefits.

•	The purchase price will not be below the nominal price or be more than 20% above the listed price or any other price associated to the shares on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- Reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and to the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- Authorise the Board of Directors, in compliance with article 30 c) of the Company Bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of five years from the date of this General Meeting, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions. Specifically, the Board is authorised, within the period and limits established for the aforementioned implementation, to establish the date(s) of each specific capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the Company Bylaws to reflect the new figure for share capital; request de-listing of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.10	Indicate whether there is any restriction on the transferability of securities and/or any restriction on voting rights. In particular, report the existence of any restrictions that might hinder the take-over of control of the company by purchasing its shares on the market.

NO

DESCRIPTION OF THE RESTRICTIONS

A.11.	Indicate whether the General Meeting has approved measures to neutralise a public takeover bid, pursuant to Act 6/2007

NO

If so, explain the measures approved and the terms and conditions under which the restrictions would become inefficient:

A.12	Indicate whether the company has issued securities that are not traded on a Community regulated market.

YES

Where applicable, indicate the different classes of shares, and what rights and obligations each share class confers.

All the shares in BBVA’s capital bear the same voting and economic rights. There are no distinct voting rights for any shareholder. There are no shares that do not represent capital.

BBVA shares are traded on the SIBE electronic trading platform of the Spanish securities exchanges and on the London and Mexico markets. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also traded on the Lima exchange (Peru) under an exchange agreement between both markets.

Additionally, at 31st December 2013, the shares of BBVA Banco Continental, S.A.; Banco Provincial S.A.; BBVA Colombia, S.A.; BBVA Chile, S.A. and BBVA Banco Francés, S.A., were traded on their respective local securities markets. BBVA Banco Francés, S.A. is also listed on the New York Stock Exchange and is also traded on the Latibex market of the Madrid securities exchange (Bolsa de Madrid).

B GENERAL MEETING

B.1.	Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Corporate Enterprises Act (CEA) with respect to the quorum and constitution of the General Meeting.

YES

	% quorum different from quorum in CEA art. 193 for general circumstances	% quorum different from quorum in CEA art. 194 for special circumstance in art. 194 CEA
Quorum required on first summons	0	66.67%
Quorum required on second summons	0	60.00%

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

DESCRIPTION OF DIFFERENCES

Article 194 of the Corporate Enterprises Act establishes that in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce capital or any other amendment to the Company Bylaws, bond issuance, the supression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented on first summons must possess at least fifty percent of the subscribed capital with voting rights

On second summons, twenty-five percent of said capital will be sufficient.

The above notwithstanding, article 25 of the BBVA Company Bylaws establish that a reinforced quorum of two-thirds of subscribed capital with voting rights is required on first summons and of 60% of such capital on second summons, in order for the following resolutions to be validly adopted: substitution of the corporate purpose, transformation, total break-up, winding-up of the Company and amendment of the article in the Bylaws establishing this reinforced quorum.

B.2.	Indicate, and where applicable give details, whether there are any differences from the minimum standards established under Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

NO

Describe any differences from the minimum standards established under the CEA.

B.3	Indicate the rules applicable to amendments of the company bylaws. In particular, report the majorities established to amend the bylaws, and the rules, if any, to safeguard shareholders’ rights when amending the bylaws.

Article 30 of the BBVA Company Bylaws establishes that the General Meeting has the power to amend the Company Bylaws and to confirm or rectify the manner in which they are interpreted by the Board of Directors.

To such end, the rules established under articles 285 and following of the Corporate Enterprises Act will be applicable.

The above paragraph notwithstanding, article 25 of the Company Bylaws establishes that in order to validly adopt resolutions regarding any change in the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of said article 25, two-thirds of the subscribed capital with voting rights must attend the General Meeting on first summons, and 60% of said capital on second summons.

B.4.	Indicate the data on attendance at general meetings held during the year to which this report refers and the previous year:

	Attendance figures
Date of General Meeting	% shareholders present	% attending by proxy	% voting remotely		Total
			Electronic vote	Others
15/MAR/2013	8.76	23.51	0.10	34.16	66.53
16/MAR/2012	3.77	38.38	0.03	22.34	64.52

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.5.	Indicate the number of shares, if any, that are required to be able to attend the General Meeting and whether there are any restrictions on such attendance in the bylaws:

YES

Number of shares necessary to attend the General Meeting	500

B.6	Indicate whether it has been resolved that certain resolutions entailing a structural alteration of the company (spin-offs, trading of core operational assets, transactions equivalent to the liquidation of the company, etc) must be put to the approval of the general meeting, even if not expressly required by mercantile law.

NO

B.7	Indicate the address and means of access through the company website to the information on corporate governance and other information on the general meetings that must be made available to shareholders over the company’s website.

The contents on corporate governance and other information on the latest general meetings are directly accessible through the Banco Bilbao Vizcaya Argentaria corporate website, www.bbva.com, in the Shareholders and Investors, Corporate Governance section, www.bbva.com/Shareholders and Investors/Corporate Governance.

C CORPORATE GOVERNANCE STRUCTURE

C.1.	Board of Directors

C.1.1.	Maximum and minimum number of directors established in the bylaws:

Maximum number of directors	15
Minimum number of directors	5

C.1.2	Fill in the following table on the board members:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of director (person or company)	Representative	Position on the board	Date first appointed	Date last appointed	Election procedure
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO	28/JAN/2000	15/MAR/2013	GENERAL MEETING RESOLUTION
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO	29/SEP/2009	15/MAR/2013	GENERAL MEETING RESOLUTION
BELÉN GARIJO LÓPEZ	—	DIRECTOR	16/MAR/2012	16/MAR/2012	GENERAL MEETING RESOLUTION
CARLOS LORING MARTÍNEZ DE IRUJO	—	DIRECTOR	28/FEB/2004	11/MAR/2011	GENERAL MEETING RESOLUTION
IGNACIO FERRERO JORDI	—	DIRECTOR	28/JAN/2000	15/MAR/2013	GENERAL MEETING RESOLUTION
JOSÉ ANTONIO FERNÁNDEZ RIVERO	—	DIRECTOR	28/FEB/2004	16/MAR/2012	GENERAL MEETING RESOLUTION
JOSÉ LUIS PALAO GARCÍA-SUELTO	—	DIRECTOR	01/FEB/2011	11/MAR/2011	GENERAL MEETING RESOLUTION
JOSÉ MALDONADO RAMOS	—	DIRECTOR	28/JAN/2000	16/MAR/2012	GENERAL MEETING RESOLUTION
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	—	DIRECTOR	03/JUN/2013	03/JUN/2013-	COOPTED
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	—	DIRECTOR	28/JAN/2000	11/MAR/2011	GENERAL MEETING RESOLUTION
JUAN PI LLORENS	—	DIRECTOR	27/JUL/2011	16/MAR/2012	GENERAL MEETING RESOLUTION
RAMÓN BUSTAMENTE Y DE LA MORA	—	DIRECTOR	28/JAN/2000	15/MAR/2013	GENERAL MEETING RESOLUTION
SUSANA RODRÍGUEZ VIDARTE	—	DIRECTOR	28/MAY/2002	11/MAR/2011	GENERAL MEETING RESOLUTION
TOMÁS ALFARO DRAKE	—	DIRECTOR	18/MAR/2006	11/MAR/2011	GENERAL MEETING RESOLUTION

Total number of directors	14

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate the severances that have occurred on the board of directors during the reporting period:

Name of director (person or company)	Condition of director at time of severance	Date of leaving
ENRIQUE MEDINA FERNÁNDEZ	INDEPENDENT	29/MAY/2013

C.1.3	Fill in the following tables on the board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director (person or company)	Committee reporting their appointment	Position within company organisation
FRANCISCO GONZÁLEZ RODRÍGUEZ	APPOINTMENTS COMMITTEE	CHAIRMAN & CEO
ÁNGEL CANO FERNÁNDEZ	APPOINTMENTS COMMITTEE	PRESIDENT & COO
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	APPOINTMENTS COMMITTEE	DIRECTOR OF GLOBAL ECONOMICS, REGULATION & PUBLIC AFFAIRS

Total number of executive directors	3
% of total board	21.43%

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of director (person or company)	PROFILE
BELÉN GARIJO LÓPEZ

CHAIRMAN AND CEO OF MERCK SERONO AND CHAIR OF THE PAHRMA INTERNATIONAL EXECUTIVE COMMITTEE, ISEC (PHARMACEUTICAL RESEARCH AND MANUFACTURERS OF AMERICA).

OTHER RELEVANT POSITIONS: WAS PRESIDENT OF COMMERCIAL OPERATIONS IN EUROPE AND CANADA AT SANOFI AVENTIS.

READ MEDICINE AT UNIVERSIDAD DE ALCALÁ DE HENARES, MADRID.

CLINICAL PHARMACOLOGY SPECIALIST AT HOSPITAL DE LA PAZ—UNIVERSIDAD AUTÓNOMA DE MADRID.

CARLOS LORING MARTÍNEZ DE IRUJO

CHAIR OF THE BOARD’S REMUNERATION COMMITTEE. LAWYER SPECIALISING IN CORPORATE GOVERNANCE.

OTHER RELEVANT POSITIONS: WAS PARTNER AND MEMBER OF THE STEERING COMMITTEE AT GARRIGUES LAW FIRM.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID.

IGNACIO FERRERO JORDI

MANAGING DIRECTOR OF NUTREXPA AND OF LA PIARA. CHAIRMAN OF ANETO NATURAL.

OTHER RELEVANT POSITIONS: MEMBER OF THE BOARD OF THE MUTUA DE ACCIDENTES DE ZARAGOZA AND OF THE INSTITUTO DE EMPRESAS FAMILIAR (SPANISH FAMILY BUSINESS INSTITUTE). HE IS ALSO MEMBER OF THE BOARD OF THE ASOCIACIÓN ESPAÑOLA DE CODIFICACIÓN COMERCIAL (SPANISH COMMERCIAL CODING ASSOCIATION).

READ LAW AT UNIVERSIDAD DE BARCELONA.

JOSÉ ANTONIO FERNÁNDEZ RIVERO

CHAIR OF THE BOARD’S RISKS COMMITTEE.

OTHER RELEVANT POSITIONS: GENERAL MANAGER OF THE BBVA GROUP UNTIL JANUARY 2003. HAS REPRESENTED BBVA AS A DIRECTOR ON THE BOARDS OF: TELEFÓNICA, IBERDROLA, BANCO DE CRÉDITO LOCAL AND WAS CHAIRMAN OF ADQUIRA.

READ ECONOMICS AT UNIVERSIDAD DE SANTIAGO DE COMPOSTELA.

JOSÉ LUIS PALAO GARCÍA-SUELTO

CHAIR OF THE BOARD’S AUDIT & COMPLIANCE COMMMITTEE.

HAS BEEN PARTNER OF THE FINANCIAL DIVISION AT ARTHUR ANDERSEN SPAIN.

OTHER RELEVANT POSITIONS: WAS HEAD OF THE AUDIT & INSPECTION SERVICE AT THE INSTITUTO DE CRÉDITO OFICIAL (OFFICIAL CREDIT INSTITUTE) AND HAS ALSO BEEN AN INDEPENDENT CONSULTANT.

READ AGRICULTURAL ENGINEERING AT ETS DE INGENIEROS AGRÓNOMOS DE MADRID AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MANAGING DIRECTOR OF GRUPO EL ENEBRO, S.A. OTHER RELEVANT POSITIONS: WAS MANAGING DIRECTOR OF GRUPO EULEN, S.A. READ ECONOMICS AT UNIVERSIDAD COMPLUTENSE DE MADRID.
JUAN PI LLORENS

HAD A PROFESSIONAL CAREER AT IBM HOLDING VARIOUS SENIOR POSITIONS AT A NATIONAL AND INTERNATIONAL LEVEL INCLUDING VICE PRESIDENT FOR SALES AT IBM EUROPE, VICE PRESIDENT OF TECHNOLOGY & SYSTEMS AT IBM EUROPE AND VICE PRESIDENT OF THE FINANCE DEPARTMENT AT GMU (GROWTH MARKETS UNITS) IN CHINA. HE WAS EXECUTIVE CHAIRMAN OF IBM SPAIN.

READ INDUSTRIAL ENGINEERING AT UNIVERSIDAD POLITECNICA DE BARCELONA AND TOOK A GENERAL MANAGEMENT PROGRAMME AT IESE.

RAMÓN BUSTAMENTE Y DE LA MORA

WAS DIRECTOR AND GENERAL MANAGER AND NON-EXECUTIVE DEPUTY CHAIRMAN OF ARGENTARIA, AND CHAIRMAN OF UNITARIA.

OTHER RELEVANT POSITIONS: HELD VARIOUS SENIOR POSITIONS IN BANESTO.

READ LAW AND ECONOMICS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

SUSANA RODRÍGUEZ VIDARTE

FULL PROFESSOR OF STRATEGY AT THE SCHOOL OF ECONOMICS & BUSINESS STUDIES AT UNIVERSIDAD DE DEUSTO. MEMBER OF THE INSTITUTO DE CONTABILIDAD Y AUDITORÍA DE CUENTAS (Accountants & Auditors Institute) AND PHD FROM UNIVERSIDAD DE DEUSTO.

OTHER RELEVANT POSITIONS: WAS DEAN OF THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD DE DEUSTO, DIRECTOR OF THE POSTGRADUATE AREA AND DIRECTOR OF THE INSTITUTO INTERNACIONAL DE DIRECCIÓN DE EMPRESAS (INSIDE).

TOMÁS ALFARO DRAKE

CHAIR OF THE BOARD’S APPOINTMENTS COMMITTEE. DIRECTOR OF INTERNAL DEVELOPMENT AND PROFESSOR AT THE ACADEMIC AREA OF FINANCE AT UNIVERSIDAD FRANCISCO DE VITORIA.

OTHER RELEVANT POSITIONS: WAS DIRECTOR OF THE FOLLOWING BACHELOR’S DEGREES AT UNIVERSIDAD FRANCISCO DE VITORIA: BUSINESS ADMINISTRATION AND MANAGEMENT; BUSINESS STUDIES; MARKETING; BUSINESS ADMINISTRATION. READ ENGINEERING AT ICAI.

Total number of independent directors	10
% of total directors	71.43%

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate whether any director considered an independent director is receiving from the company or from its group any amount or benefit under any item that is not the remuneration for his/her directorship, or maintains or has maintained over the last year, a business relationship with the company or any company in its group, whether in his/her own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the board with the reasons why it deems that this director can perform his/her duties as an independent director.

Name of director (person or company)	Description of relationship	Reasons

OTHER EXTERNAL DIRECTORS

Name of director (person or company)	Committee reporting or proposing appointment
JOSÉ MALDONADO RAMOS	APPOINTMENTS COMMITTEE

Total number of other external directors	1
% of total directors	7.14%

Detail the reasons why they cannot be considered proprietary or independent directors and their affiliations with the company or its management or its shareholders:

Name (person or company) of the director	Reasons	Company, executive or shareholder to which related
JOSÉ MALDONADO RAMOS	José Maldonado Ramos held the position of Director and General Secretary until 22nd December 2009, when he stood down from his executive duties.	Banco Bilbao Vizcaya Argentaria, S.A.

Indicate any changes that may have occurred during the period in the type of directorship of each director:

Name of director (person or company)	Date of change	Previous status	Current status

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.4	Fill in the following table with information regarding the number of female directors over the last 4 years, and the nature of their directorships:

	Number of female directors				% of total female directors of each type
	Year 2013	Year 2012	Year 2011	Year 2010	Year 2013	Year 2012	Year 2011	Year 2010
Executive	—	—	—	—	—	—	—	—
Proprietary	—	—	—	—	—	—	—	—
Independent	2	2	1	1	20%	18.18%	10%	11.11%
Others External	—	—	—	—	—	—	—	—
Total:	2	2	1	1	14.29%	14.29%	7.69%	8.33%

C.1.5	Explain the measures, if any, that have been adopted to try to include a number of female directors on the board that would mean a balanced presence of men and women.

Explanation of measures

Article 3 of the Board Regulations establishes that the proposals that the Board submits to the Company’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the Board of Directors will be approved at the proposal of the Appointments Committee in the case of independent directors and on the basis of a report from said Committee in the case of all other directors. The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, he/she must leave the room.

The Appointments Committee is tasked with formulating and providing information for the proposals to appoint and re-elect directors.

To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that, in line with the principles established in the BBVA Board Regulations, when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates in the event of no or few female directors.

In the latest selection processes, the Appointments Committee has ensured that there are no implicit biases that may hinder the access of women to the vacancies. It evaluated the skills, knowledge and expertise of all the candidates according to the needs of the governing bodies at any time, assessing the dedication necessary to be able to suitably perform their duties in the light of the principles contained in the BBVA Board Regulations. For these selection processes, the Committee has received support from one of the most prestigious consultancy firms on the international market in the selection of directors.

During these processes, the external expert was expressly requested to include women with the suitable profile among the candidates to be presented and the Committee analysed the personal and professional profiles of all the candidates presented on the basis of the information provided by the consultancy firm, according to the needs of the Bank’s governing bodies at any time. The skills, knowledge and expertise necessary to be a Bank director were evaluated and the rules on incompatibilities and conflicts of interest as well as the dedication deemed necessary to be able to comply with the duties were taken into account.

BBVA currently has two female directors on its governing body, one of whom is a member of the Group’s Executive Committee. The appointment of a further female director has been proposed to the Bank’s General Meeting.

C.1.6	Explain the measures, if any, agreed by the appointments committee to ensure that selection procedures do not suffer implicit biases that may hinder the selection of female directors, and that the company deliberately seeks and includes potential female candidates that meet the professional profile sought:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explanation of measures

See section above.

During the selection processes, the Appointments Committee pursuant to the Board Regulations, has ensured that women who meet the sought-after professional profile are included among the potential candidates. In addition it has made sure that the selection procedures do not include implicit biases that might hinder the selection of female directors.

When, despite any measures that might have been adopted, the number of female directors is low or zero, explain the reasons:

Explanation of reasons

See section above.

C.1.7	Explain the form of representation on the board of shareholders with significant holdings.

C.1.8	Explain, where applicable, the reasons why proprietary directors have been appointed at the behest of a shareholder whose holding is less than 5% of the capital:

Indicate whether formal petitions have been ignored for presence on the board from shareholders whose holding is equal to or higher than others at whose behest proprietary directors were appointed. Where applicable, explain why these petitions have been ignored.

C.1.9	Indicate if any director has stood down before the end of his/her term in office, if the director has explained his/her reasons to the board and through which channels, and in the event reasons were give in writing to the entire board, explain below, at least the reasons that were given:

Name of director	Reason for leaving
Enrique Medina Fernández.	Enrique Medina Fernández stood down as member of the BBVA Board on 29th May 2013, the date on which he presented his resignation, as he was the oldest director, to allow the incorporation of a new director. He explained these reasons in a letter that was delivered to all the Board members, in compliance with the Board Regulations.

C.1.10.	Indicate any powers delegated to the managing directors(s):

Name of director (person or company)	Brief description
FRANCISCO GONZÁLEZ RODRÍGUEZ	Holds broad-ranging powers of representation and administration in line with his duties as Company Chairman and CEO.

ÁNGEL CANO FERNÁNDEZ	Holds broad-ranging powers of representation and administration in line with his duties as Company President & COO.

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	Holds powers of representation and administration in line with his duties as Head of Global Economics, Regulation & Public Affairs.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.11.	Identify any members of the board holding positions as directors or managers in other companies that form part of the listed company’s group:

Name of director (person or company)	Name of the Group Company	Position
FRANCISCO GONZÁLEZ RODRÍGUEZ	BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	DIRECTOR

FRANCISCO GONZÁLEZ RODRÍGUEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR

ÁNGEL CANO FERNÁNDEZ	BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	DIRECTOR

ÁNGEL CANO FERNÁNDEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR

ÁNGEL CANO FERNÁNDEZ	TURKIYE GARANTI BANKASI A.S.	DIRECTOR

C.1.12	Detail, where applicable, any company directors that sit on boards of other companies publicly traded on regulated securities markets outside the company’s own group, of which the company has been informed:

C.1.13	Indicate and, where applicable, explain whether the company has established rules on the number of boards on which its directors may sit:

YES

Explanation of the rules

Article 11 of the Board Regulations establishes that in the performance of their duties, directors will be subject to the incompatibilities and debarment rules established under current legislation, and in particular under Act 31/1968, 27th July, on Incompatibilities of Senior Positions in private-sector Banking, which sets the maximum number of boards to which a director of a financial institution may belong.

Directors may not, on their own behalf or on behalf of a third party, engage in an activity that is identical, similar or supplementary to that which constitutes the Company’s corporate purpose, except with express authorisation from the Company, by resolution of the General Meeting, to which end they must inform the Board of Directors of that fact.

Directors may not provide professional services to companies competing with the Bank or of any of its Group companies. They will not agree to be an employee, manager or director of such companies unless they have received express prior authorisation from the Board of Directors or unless these activities had been provided or conducted before they joined the Board and they had informed the Bank of them at that time.

Directors of the Bank may not hold office in any company in which the Bank holds an interest or in any company within its Group.

As an exception and at the discretion of the Bank, executive directors are able to hold office in companies directly or indirectly controlled by the Bank with the approval of the Executive committee, and in other associate companies with the approval of the Board of Directors. Loss of the office of executive director carries an obligation to resign from any office in a subsidiary or associate company that is held by virtue of such directorship.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Non-executive directors may hold office in the Bank’s associate companies or in any other Group company provided the office is not related to the Group’s holding in such companies. They must have prior approval from the Board of Directors. For these purposes, holdings of the Bank or its Group of companies resulting from its ordinary business activities, asset management, treasury trading, derivative hedging and/or other transactions will not be taken into account.

Directors may not hold political office or engage in other activities that might have a public significance or affect the image of the Bank in any manner, unless this is with prior authorisation from the Board of Directors.

C.1.14	Indicate the general corporate policies and strategies over which the board has exclusive approval rights:

	YES	NO
Investment and funding policy	X
Definition of how the Group companies are structured	X
The corporate governance policy	X
The corporate social responsibility policy	X
The strategic or business plan and the annual management and budgetary targets	X
The senior managers’ remuneration and performance assessment policy	X
The policy for risk control and management, and the periodic monitoring of the internal information and oversight systems.	X
The dividend policy and the treasury-stock policy, especially their limits	X

C.1.15	Indicate the overall remuneration for the board of directors:

Remuneration of the board of directors (€k)	14,645
Amount of overall remuneration corresponding to the rights accumulated by directors with respect to pensions (€k)	—
Overall remuneration of the board of directors (€k)	14,645

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.16	Identify members of the senior management that are not in turn executive directors, and indicate the total remuneration accruing to them during the year:

Name (person or company)	Position(s)
EDUARDO ARBIZU LOSTAO	LEGAL, AUDIT & COMPLIANCE SERVICES

MANUEL SÁNCHEZ RODRÍGUEZ	UNITED STATES

RAMÓN MARÍA MONELL VALLS	INNOVATION & TECHNOLOGY

CARLOS TORRES VILA	CORPORATE STRATEGY & DEVELOPMENT

MANUEL GONZÁLEZ CID	FINANCE DEPARTMENT

MANUEL CASTRO ALADRO	GLOBAL RISK MANAGEMENT

IGNACIO DESCHAMPS GONZÁLEZ	GLOBAL RETAIL & BUSINESS BANKING

VICENTE RODERO RODERO	MEXICO

JUAN ASÚA MADARIAGA	CORPORATE & INVESTMENT BANKING (CIB)

JUAN IGNACIO APOITA GORDO	HUMAN RESOURCES & SERVICES

JAIME SAENZ DE TEJADA	SPAIN & PORTUGAL

RICARDO GÓMEZ BARREDO	GLOBAL ACCOUNTING & INFORMATION MANAGEMENT

IGNACIO MOLINER ROBREDO	BRAND & COMMUNICATION

Total senior management remuneration (€k)	17,897

C.1.17	Indicate the identity of the board members, if any, that are in turn members of the board of directors in companies of significant shareholders and/or in entities of their group;

Detail the relevant affiliations other than those considered in the above paragraph that link board members to significant shareholders and/or companies in their group:

C.1.18	Indicate whether during the year there has been any change in the board regulations:

NO

C.1.19.	Indicate procedures for selection, appointment, re-election, assessment and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

Selection and appointment procedure:

Articles 2 and 3 of the Board Regulations stipulate that members will be appointed to the Board by the General Meeting without prejudice to the Board’s right to co-opt Members in the event of any vacancy.

In any event, persons proposed for appointment as Directors must meet the requirements pursuant to applicable legislation, the special code for financial institutions, and the Company Bylaws.

The Board of Directors will put its proposals to the Company’s General Meeting in such a way that there is an ample majority of external directors over executive directors on the Board and that the number of independent directors accounts for at least one third of the total seats.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Board will approve the proposals it submits to the General Meeting for appointment or re-election of directors and its resolutions to co-opt directors at the proposal of the Appointments Committee in the case of independent directors, and following a report from this Committee for all other directors.

To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in light of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates in the event of no or few female directors.

The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, he/she must leave the room.

Directors will stay in office for the term defined by the Company Bylaws under a resolution passed by the General Meeting if they have been co-opted, they will stay in office until the next General Meeting is held the General Meeting may then ratify their appointment for the term of office remaining to the Director whose vacancy they have covered through co-option, or else appoint them for the term of office established under the Company Bylaws.

Re-election:

See section above

Assessment:

Article 17c) of the Board Regulations indicates that the Board of Directors will be responsible for assessing the quality and efficiency in the operation of the Board and its Committees, on the basis of the reports that said Committees submit. The Board is also tasked with assessing the performance of the Chairman of the Board and, where pertinent, of the Company’s Chief Executive Officer, on the basis of the report submitted by the Appointments Committee.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board, will organise and coordinate with the Chairs of the relevant Committees to carry out periodic assessment of the Board, and of the Chief Executive Officer of the Bank, when this position is not also held by the Chairman.

Pursuant to the provisions of these Board Regulations, as in previous years, in 2013 the Board of Directors assessed the quality and efficiency of its own operation and that of its Committees, as well as the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

Severance:

Directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected.

The directors must apprise the Board of circumstances affecting them that may be prejudicial to the corporate reputation and credit, and in particular, criminal suits in which they may be involved and any significant changes in their status before the courts.

Directors must place their directorship at the disposal of the Board of Directors and accept its decision regarding their continuity in office. If its decision is negative, they are obliged to tender their resignation under the circumstances listed in section C.1.21 below.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In any event Directors will resign their positions on reaching 75 years of age. They must present their resignation at the first meeting of the Bank’s Board of Directors after the General Meeting that approves the accounts for the year in which they reach this age.

C.1.20	Indicate whether the board of directors has assessed its activity during the year:

YES

If so, explain to what degree the self-assessment has led to significant changes in its internal organisation and the procedures applicable to its activities:

Description of changes

Article 17c) of the Board Regulations establishes that the Board of Directors will assess the quality and efficiency in the operation of the Board and its Committees on the bases of the reports that said Committees submit. The Board of Director has done this during 2013.

on the basis of the reports that said Committees submit, as they have done during 2013.

C.1.21.	Indicate the circumstances under which directors are obliged to resign.

Apart from the cases established in the applicable legislation, article 12 of the BBVA Board Regulations establishes that board members must place their directorship at the disposal of the Board of Directors and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are obliged to present their formal resignation. Such circumstances would arise in the following cases:

•	When they are affected by circumstances of incompatibility or debarment as defined under prevailing legislation, in the Company Bylaws or in the Director’s Charter.

•	When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

•	When they are in dereliction of their duties as directors.

•	When the Director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, or no longer displays the commercial and professional honour required to hold a Bank directorship.

C.1.22.	Explain whether the role of chief executive officer in the company is performed by the chairman of the board. If so, indicate the measures taken to limit the risks of accumulating powers in one sole person:

YES

Measures to limit risks

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s Chief Executive Officer unless the Board resolves to separate the positions of Chairman and Chief Executive Officer on the grounds of the Company’s best interests. However BBVA has a system of Corporate Governance that establishes effective mechanisms to avoid the concentration of power in one sole individual and guarantees effective control and efficient supervision of the Bank’s executives.

The BBVA Board has appointed from amongst its members a managing director, the President & Chief Operating Officer, as provided for in the Bank’s Company Bylaws, who holds the broadest powers delegated by the Board. He has the powers to manage and represent the Company in keeping with his position and is directly responsible for the ordinary management and development of all the Group Business Areas, as well as some of the Support Areas that report up to it in the organisational chart. The President & COO, in turn, reports directly to the Board of Directors each month on developments in the Company and the Group’s activity.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The BBVA Board of Directors comprises an ample majority of independent directors, allowing an appropriate balance between the oversight and control duties of the corporate bodies. Pursuant to the Board Regulations, any director may request the inclusion of items on the agenda that they deem advisable for the interests of the Group. Article 18 of the Board Regulations also establishes the possibility that if those directors that represent one quarter of the Board members appointed at any time so wish, they may request a Board Meeting be held.

BBVA has a permanent Executive Committee, mainly comprising by external directors with the following authority:

To file and propose general policy guidelines, the criteria for setting targets and drawing up programmes, examining the proposals put to it in this regard, evaluating and approving the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining their methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

The BBVA Executive Committee meets every two weeks and reports directly to the Risk Director, the Chief Financial Officer and the heads of the Business Areas. It performs executive duties including the approval of specific operations, establishing risk limits and proposing policy. It also has oversight duties such as the analysis of the Bank’s activity and earnings prior to the Board meetings, share performance analysis, market situations and liquidity, credit and market risk management.

Moreover, in order to better perform its management oversight duties and duties regarding key aspects such as risk management, remuneration, appointments and review of the financial statements, the Board has brought in support from various Committees including the Audit & Compliance Committee, the Appointments Committee, the Remuneration Committee and the Risks Committee. These Committees assist the Board on matters corresponding to their areas of competence, and their composition and rules of organisation and operation are described in detail in section C.2.4 below.

These specialist Committees only comprise external directors, the majority of whom are independent. (The Audit & Compliance Committee and the Risks Committee are wholly comprised of independent directors and the Appointments Committee and the Remuneration Committee have a majority of independent directors.)

Likewise, all the Committee Chairs are independent directors with ample experience and autonomy in the management of their respective committees. Thus, they decide the agenda for the committees, call their meetings and have direct access to Bank executives, and can also freely hire assistance from external experts when they deem this necessary for the performance of their duties.

This structure and organisation of coporate bodies, together with the high number of independent directors comprising the Board and its Committees, alongside the operational system of the Board, based on specialist assistance on the most relevant issues from Board Committees that operate under a system independent of the Bank’s executives, setting their own agendas, calling the Bank executives to meetings as necessary and accessing all information required for the decision-making process, guarantees a balanced System of Corporate Governance that properly combines all its elements to avoid the accumulation of powers in one sole individual.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate and, where applicable, explain whether rules have been established to empower one of the independent directors to request a board meeting be called or new business included on the agenda, to coordinate and give voice to the concerns of external directors and to direct the assessment by the board of directors

NO

C.1.23	Are reinforced majorities required, other than the legal majorities, for any type of resolution?

NO

Where applicable, describe the differences

C.1.24	Explain whether there are specific requirements, other than those regarding directors, to be appointed chairman of the board.

NO

C.1.25	Indicate whether the chairman has a casting vote:

NO

C.1.26	Indicate whether the bylaws or the board regulations establish any age limit for directors:

YES

Age limit for chairman	Age limit for managing director	Age limit for directors
0	0	75

C.1.27	Indicate whether the bylaws or the board regulations establish a limited term of office for independent directors, other than that established by law:

NO

Maximum number of years in office	—

C.1.28	Indicate whether the bylaws or the board regulations establish specific standards for proxy voting in the board of directors, the way this is done and, in particular, the maximum number of proxies a director may have, and whether it is mandatory to grant proxy to a director of the same type. If so, briefly give details on such standards.

The BBVA Board Regulations establishes that directors are obliged to attend the meetings of corporate bodies and the meetings of the Board Committees on which they sit, unless for a justifiable reason. Directors shall participate in the discussions and debates on matters submitted for their consideration.

However, article 21 of the Board Regulations establishes that should it not be possible for a director to attend any of the Board meetings, he/she may grant proxy to another director to represent and vote for them. This will be done by a letter, fax, telegram or email sent to the Company with the information required for the proxy director to be able to follow the absent director’s indications.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.29	Indicate the number of meetings the board of directors has held during the year. Where applicable, indicate how many times the board has met without the chairman in attendance. In calculating this number, proxies given with specific instructions will be counted as attendances.

Number of board meetings	12
Number of board meetings not attended by the chairman	0

Indicate the number of meetings the board’s different committees have held during the year.

Number of Executive Committee meetings	21
Number of Audit Committee meetings	12
Number of Appointments Committee meetings	5
Number of Remuneration Committee meetings	6
Number of Risks Committee meetings	43

C.1.30	Indicate the number of meetings held by the Board of Directors during the year attended by all its members. In calculating this number, proxies given with specific instructions will be counted as attendances:

Attendance of directors	12
% of attendances to total votes during the year	100%

C.1.31	Indicate whether the individual and consolidated accounts presented for board approval are certified beforehand:

NO

Where applicable, identify the person(s) who has(have) certified the individual and consolidated financial statements to be filed by the board:

B.1.32	Explain the mechanisms, if any, established by the board of directors to prevent the individual and consolidated financial statements that it files from being presented to the General Meeting with a qualified auditors report.

Article 2 of the BBVA Audit & Compliance Committee’s Regulations establishes that the Committee, consisting exclusively of independent directors, shall have the task of assisting the Board of Directors in supervising the BBVA Group’s financial statements and in the exercise of its oversight duties for the BBVA Group. The following are included within the scope of its duties: Supervising the sufficiency, adequacy and effectiveness of the internal oversight systems and ensuring the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in the annual and quarterly reports. This also applies to the accounting and financial information required by the Bank of Spain or other regulatory bodies of countries where the Group operates.

The Committee verifies that the audit schedule is being carried out under the service agreement with suitable periodicity, and that it satisfies the requirements of the competent authorities (in particular the Bank of Spain) and the Bank’s governing bodies. It will periodically (at least once a year) request the Auditors to provide an assessment of the quality of internal oversight procedures in the Group.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee must also be apprised of any infractions, situations requiring corrections, or anomalies of relevance that may be detected while the external audit is being carried out. Relevance shall mean any situations that, on their own or together as a whole, may originate significant material damage or impact on the Group’s net worth, earnings or reputation. The External Auditor has full discretion to decide what is of relevance and, in the event of any doubt, the Auditor must opt for disclosure.

In exercising these duties, the Committee holds monthly meetings with the External Auditor without the presence of executives. This enables it to continuously monitor the auditor’s work, thereby ensuring that it is carried out under optimal conditions and without management interference.

C.1.33	Is the company secretary a director?

NO

C.1.34	Explain the appointment and severance procedures for the secretary of the board, indicating whether his/her appointment and severance have been reported to the appointments committee and approved by the board in a plenary meeting.

APPOINTMENT AND SEVERANCE PROCEDURE

The BBVA Board Regulations establish that the Board of Directors will appoint a Secretary from amongst its members, on the basis of a report from the Appointments Committee, unless it resolves to commend these duties to a person other than a Board member. The same procedure will be applicable for the severance of the Secretary from his or her duties.

Does the Appointments Committee have a say in his/her appointment?	YES
Does the Appointments Committee have a say in his/her severance?	YES
Does the Board, in plenary, approve the appointment?	YES
Does the Board, in plenary, approve the severance?	YES

Does the board secretary have the specific duty of securing compliance with corporate governance recommendations?

YES

Observations

Article 23 of the Board Regulations establishes that the Secretary, as well as performing the duties attributed by law and by the Company Bylaws, will also oversee the formal and material legality of the Board’s actions, ensuring they comply with the Company Bylaws, the General Meeting Regulations and the Board Regulations, and that they take into account any recommendations on good governance that the Company has undertaken at any time.

C.1.35	Indicate what mechanisms the company has established, if any, to preserve the independence of the auditor, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit & Compliance Committee Regulations establish that this Committee’s duties, described in section C.2.4.4, include ensuring the independence of the external audit in two ways:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	ensuring that the auditors’ warnings, opinions and recommendations cannot be compromised

•	establishing the incompatibility between the provision of audit and consultancy services, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the Committee must grant its approval, which can be done in advance by delegation to its Chair.

This matter is subjected to special attention by the Audit Committee, which holds periodic meetings with the external auditor, without Bank directors being present, to know the details of the progress and quality of the external audit work, as well as to confirm the independence of the performance of their duties. It also monitors the engagement of consultancy services to ensure compliance with the Committee’s Regulations and the applicable legislation in order to safeguard the independence of the external auditor.

Likewise, in compliance with point six of section 4 of the additional provision 18 to the Securities Exchange Act and article 30 of the BBVA Board Regulations, each year, before the audit report is issued, the Audit & Compliance Committee must submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services provided to Group entities. The external auditor must also issue a report each year, confirming its independence from BBVA or entities directly or indirectly related to BBVA. The report must also include information on additional services of any kind provided to such entities by said auditors or by persons or entities related to them, pursuant to the consolidated text of the Accounts Auditing Act.

In compliance with these obligations, in 2013 the corresponding reports have been issued that confirm the independence of the auditor.

Additionally, as BBVA shares are listed on the New York stock exchange, the Bank is subject to compliance with the standards established in this respect under the Sarbanes Oxley Act and its implementing regulations.

C.1.36	Indicate whether the company has changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

NO

If there were disagreements with the outgoing auditor, explain their grounds:

NO

Explanation of disagreements

C.1.37	Indicate whether the audit firm does other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage of such fees in the total fees charged to the company and/or its group:

YES

	Company	Group	Total
Amount of non-audit work (€k)	1,867	1,380	3,247
Amount of non-audit work / total amount billed by the audit firm (%)	16.77	8.63	11.97

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.38	Indicate whether the audit report on the annual financial statements for the previous year contained reservations or qualifications. If so, indicate the reasons given by the chair of the audit committee to explain the content and scope of such reservations or qualifications.

NO

C.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements for the company and/or its group. Indicate the percentage of the number of years audited by the current audit firm to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	11	11

	Company	Group
Number of years audited by current audit firm / number of years the company has been audited (%)	84.61%	84.61%

C.1.40	Indicate and, where applicable, give details on the existence of a procedure for directors to engage external advisory services:

YES

Details of the procedure

Article 6 of the BBVA Board Regulations expressly recognises that directors may request any additional information or advice they require to comply with their duties, and may ask the Board of Directors for expert help from outside the Bank for any matters put to their consideration whose special complexity or importance makes this advisable.

The Audit & Compliance Committee, pursuant to article 31 of the Board Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Under articles 34, 37 and 40 of the Board Regulations, the rest of the Committees may request the advisory services they consider necessary to establish an informed opinion regarding issues within their scope of powers. They will channel the request through the Secretary of the Board.

C.1.41	Indicate and, where applicable, give details on the existence of a procedure for directors to obtain the information they need to prepare the meetings of the governing bodies in sufficient time:

YES

Details of the procedure

Article 6 of the Board Regulations establishes that directors will be apprised of sufficient information to be able to form their own opinions regarding the questions that the Bank’s governing bodies are empowered to deal with. They may request any additional information or advice they require to comply with their duties.

Exercise of these rights must be channelled through the Chairman and/or Secretary of the Board of Directors. The Chairman and/or Secretary will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board Committees.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.42	Indicate and, where applicable give details, whether the company has established rules obliging directors to inform and, where applicable, resign under circumstances that may undermine the company’s credit and reputation:

YES

Explanation of the rules

Article 12 of the Board Regulations establishes that Directors must apprise the Board of any circumstances affecting them that might damage the Company’s reputation and credit and, in particular, of any criminal charges brought against them, and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the Board and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will accordingly tender their resignation when events that can be traced to the Director as such have caused serious damage to the Company’s net worth, credit and/or reputation or when they have lost the commercial and professional honour necessary to hold a Bank directorship.

C.1.43	Indicate whether any board member has informed the company of any legal suit or court proceedings against him or her for any of the offences listed in article 213 of the Corporate Enterprises Act:

NO

Indicate whether the board of directors has analysed the case. If so, explain the grounds for the decision taken as to whether or not the director should retain his/her directorship or, where applicable, describe the actions taken or planned to be taken by the board of directors on the date of this report.

Decision adopted/action taken	Reasoned explanation

C.1.44	Detail significant agreements reached by the Company that come into force, are amended or concluded in the event of a change in the control of the company stemming from a public takeover bid, and its effects.

C.1.45	Identify in aggregate terms and indicate in detail any agreements between the company and its directors, managers or employees that have guarantee or ring-fencing severance clauses for when such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end due to a public takeover bid or other kinds of transactions.

Number of beneficiaries	90

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Type of beneficiary • One Executive Director • 13 members of the Management Committee (excluding Executive Directors) • 31 Senior Managers • 45 technical & specialist professionals

Description of agreement

The Bank is currently commited to pay severance indemnity to the director, José Manuel González-Páramo Martínez-Murillo, whose contract recognises his right to receive an indemnity in the event of severance on grounds not due to his own will, death, retirement, invalidity or dereliction of duties, equivalent to twice his fixed remuneration.

Some members of its management team (44 managers), 13 of whom belong to the Management Committee, are entitled to receive compensation payment in the event of severance on grounds other than their own will, retirement, disability or dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the Bank employee’s remuneration and length of office. No indemnity payments will be made in the event of disciplinary termination of contract at the employer’s decision on the grounds of the employee’s dereliction of duties.

The Bank has also agreed compensation clauses with some employees (45 technical and specialist professionals) in the event of unfair dismissal. The amount of this compensation is calculated as a function of the wage and professional conditions of each employee.

Indicate whether these contracts must be disclosed and/or approved by the company or group governance bodies:

	Board of Directors	General Meeting
Body authorising the clauses	YES	NO

	YES	NO
Is the General Meeting informed of the clauses?	X

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.2. Board of Directors’ Committees

C.2.1	Detail all the board committees, their members and the proportion of proprietary directors and independent directors sitting on them:

EXECUTIVE COMMITTEE

Name	Position	Type
FRANCISCO GONZÁLEZ RODRÍGUEZ	CHAIR	EXECUTIVE
SUSANA RODRIGUEZ VIDARTE	MEMBER	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
ÁNGEL CANO FERNÁNDEZ	MEMBER	EXECUTIVE

% executive directors	33.33%
% proprietary directors	0%
% independent directors	50%
% other external directors	16.6%

AUDIT COMMITTEE

Name	Position	Type
JOSÉ LUIS PALAO GARCÍA-SUELTO	CHAIR	INDEPENDENT
BELÉN GARIJO LÓPEZ	MEMBER	INDEPENDENT
CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	INDEPENDENT
RAMÓN BUSTAMENTE Y DE LA MORA	MEMBER	INDEPENDENT
TOMÁS ALFARO DRAKE	MEMBER	INDEPENDENT

% executive directors	0%
% proprietary directors	0%
% independent directors	100%
% other external directors	0%

REMUNERATION COMMITTEE

Name	Position	Type
CARLOS LORING MARTÍNEZ DE IRUJO	CHAIR	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN PI LLORENS	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

% executive directors	0%
% proprietary directors	0%
% independent directors	80%
% other external directors	20%

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

APPOINTMENTS COMMITTEE

Name	Position	Type
TOMÁS ALFARO DRAKE	CHAIR	INDEPENDENT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

% executive directors	0%
% proprietary directors	0%
% independent directors	80%
% other external directors	20%

RISKS COMMITTEE

Name	Position	Type
JOSÉ ANTONIO FERNÁNDEZ RIVERO	CHAIR	INDEPENDENT
JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT
JUAN PI LLORENS	MEMBER	INDEPENDENT
RAMÓN BUSTAMENTE Y DE LA MORA	MEMBER	INDEPENDENT

% executive directors	0
% proprietary directors	0
% independent directors	100%
% other external directors	0

C.2.2	Fill in the following table with information on the number of female directors sitting on board committees over the last four years:

	Number of female directors
	Year 2013		Year 2012		Year 2011		Year 2010
	Number	%	Number	%	Number	%	Number	%
Executive Committee	1	16.66%	—	—	—	—	—	—
Audit Committee	1	20%	2	33.33%	1	20%	1	20%
Appointments & Remuneration Committee	—	—	—	—	—	—	—	—
Appointments Committee	1	20%	1	20%	1	20%	1	25%
Remuneration Committee	1	20%	1	20%	1	20%	1	20%
Risks Committee	—	—	—	—	—	—	—	—

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.2.3	Indicate the duties assigned to the audit committee:

	YES	NO

Supervise the process of drawing up the financial information and its integrity for the Company and its Group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

X

Periodically review the systems of internal risk management and oversight to ensure the main risks are properly identified, managed and made known.	X

Ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

X

Establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the Company that may be of potential importance, especially financial and accounting irregularities.

X

Put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.	X

Receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due note of its recommendations.	X

Ensure the independence of the external auditor	X

C.2.4	Give a description of the rules governing the organisation and running of each of the board committees and the responsibilities attributed to each.

2.4.1. APPOINTMENTS COMMITTEE: Article 34 of the Board Regulations regulates the rules of organisation and operation of the Appointments Committee, establishing that it will meet as often as necessary to comply with its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of article 32 of the Regulations. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. For all else, the system for convening meetings, quorums, adopting resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board Regulations insofar as they are applicable.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.4.2. REMUNERATION COMMITTEE: Article 37 of the Board Regulations establishes the rules of organisation and operation: The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair or by whoever stands in for its Chair pursuant to article 35 of the Board Regulations. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. For all else, the system for convening meetings, quorums, adopting resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board Regulations insofar as they are applicable.

2.4.3. EXECUTIVE COMMITTEE: Article 28 of the Board Regulations establishes the following rules regarding the Committee’s organisation and operation: The Executive Committee will meet on the dates indicated in the annual calendar of scheduled meetings and when the Chair or acting Chair so decides. All other aspects of its organisation and operation will be subject to the provisions establish by the Board Regulations.

Once the Minutes of the meeting of the Executive committee are approved, they shall be signed by the Secretary and countersigned by whoever has chaired the meeting.

Directors will be given access to the approved minutes of the Executive Committee at the beginning of Board meetings, so that they can be apprised of the content of its meetings and the resolutions it has adopted.

2.4.4. AUDIT & COMPLIANCE COMMITTEE: Article 31 of the Board Regulations establish the following rules of organisation and operation: The Audit & Compliance Committee will meet as often as necessary to comply with its functions although an annual calendar of meetings will be drawn up in accordance with its duties.

The officers responsible for Accounts & Consolidation, Internal Audit and Regulatory Compliance may be invited to attend Committee meetings. They may request other staff be invited from their areas who have particular knowledge or responsibility in the matters contained in the agenda, when their presence at the meeting is deemed advisable. However, only the Committee members and the Secretary shall be present when the results and conclusions of the meeting are evaluated.

The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

The Committee may call on the personal co-operation and reports of any employee or member of the management team when it considers that this is necessary to carry out its functions with regard to relevant issues. The usual channel for a request of this nature shall be through the reporting lines of the Company organisation. However, in exceptional cases the request can be notified directly to the person in question. The system of convening meetings, quorums, the approval of resolutions, minutes and other details of its system of operation will be governed by the provisions of the Board Regulations insofar as they are applicable to the Committee and by any specific Regulations that may be established.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.4.5. RISKS COMMITTEE: Article 40 of the Board Regulations establishes the rules of organisation and operation: The Risks Committee will meet as often as necessary to comply with its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of the above paragraph, although an annual calendar of meetings will be drawn up in accordance with its tasks. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system of convening meetings, quorums, the adoption of resolutions, minutes and other details of its procedures will be governed by the provisions defined in these Regulations for the Board of Directors insofar as they are applicable to the Committee and by any specific Regulations that might be established.

C.2.5	Indicate, where applicable, the existence of regulations for the board committees, where they can be consulted and any amendments made to them during the year. Indicate whether an annual report on the activities of each committee has been drawn up voluntarily.

APPOINTMENTS COMMITTEE

The Board Regulations, which can be consulted on the corporate website, include a specific section, as detailed in section C.2.4.1 of this report, on the Appointments Committee regulating its composition, duties and operating rules.

The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2013, describing the tasks carried out with respect to the appointment and re-election of directors in the course of the year, the assessment of the Chairman of the Board and the review of the status of the independent directors.

REMUNERATION COMMITTEE

The Board Regulations, which can be consulted on the corporate website, include a specific section, as detailed in section C.2.4.2 of this report, on the Remuneration Committee regulating its composition, duties and operating rules.

The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2013, describing the following aspects: the consolidation of the Group remuneration policy during 2013, with respect to both executive and non-executive directors; the analysis of remuneration matters for executive directors, eg, the determination of the fixed and variable benchmark remuneration for 2013, the establishment of targets for variable remuneration in 2013 and the settlement of the Annual Variable Remuneration for 2012 and the determination of the amounts corresponding to the update of the variable remuneration deferred from previous years. The report also described the tasks carried out with respect to the annual report on the Board remuneration policy, how the BBVA Group Remuneration Policy had been applied during the year and the oversight of the remuneration of the Risks and the Compliance officers.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

AUDIT & COMPLIANCE COMMITTEE

The BBVA Audit & Compliance Committee has a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no changes have been made to them during 2013.

The Board Regulations, as detailed in section C.2.4.4 of this report, include a specific section for this Committee regulating its composition, duties and operation.

The Chair of the Audit & Compliance Committee presented a report to the Baord of Directors on its activity during the year. This covered the tasks carried out by the Committee with respect to the functions within its remit, indicating that the Committee had performed its activity without any incident, having complied with the functions allocated to in relation to: the supervision of the financial and accounting information internal control: compliance issues; internal audit regulatory issues; and the supervision of the external audit. Reporting on the implementation of the Corporate Assurance model during the year; on the review process by an external expert regarding the compliance function; on the monitoring of the evolution of the financial and banking supervision system; and on the communications with the supervisory and regulatory authorities. With respect to the external audit, it covered the working plans, schedules and communication with the external auditors, the Committee having ensured the independence of the auditor in compliance with applicable regulations.

RISKS COMMITTEE

The BBVA Risks Committee has a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no changes have been made to them during 2013.

The Board Regulations, as detailed in section C.2.4.5 of this report, include a specific section for this Committee regulating its composition, duties and operation.

The Chair of the Risks Committee presented a report to the Board of Directors regarding the most significant aspects of its activity during 2013, in performance of its duties. It stated that the duties had been covered by the meetings held weekly by the Committee, highlighting the risk transactions that had been approved as a function of the delegation regulations.

The Chair reported on the Group risk management model and its development, taking into account the new supervisory framework established by the European Union, also describing the strategic review process for the Group’s global risks management and the establishment of an internal risk control model. He reported on the tasks carried out by the Committee with respect to the management and monitoring of credit and market risk, and of the principal risks managed by the BBVA Group, having carried out an analysis of risk concentration by sectors, customers and geographical areas as well as the principal exposures. He highlighted the creation and implementation of the Corporate Assurance model for operational risk and key projects, technology and methodology plans, on which the Committee has been working to improve the Group’s risk management.

C.2.6	Indicate whether the composition of the executive committee reflects the distribution of different classes of directorship on the board:

YES

D RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.1	Identify the competent body and explain the procedure, if any, for approving related parties and intra-group transactions.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Competent body for approving related-party transactions

BOARD OF DIRECTORS

Procedure for approving related-party transactions

The Board Regulations, which are available for consultation on the corporate website, include a specific section on Related-Party Transactions, article 10, which establishes that the Board of Directors must be aware of all transactions that the Company enters into with directors, significant shareholders or shareholders represented on the Board, or with parties related to them.

The execution of such transactions will require authorisation from the Board of Directors or the Executive Committee for reasons of urgency, based on a favourable report from the Audit & Compliance Committee, unless they are credit-risk transactions, which will be governed by their own specific standards.

No Board authorisation is required for related-party transactions that amount to no more than 1% of the Company’s annual revenues, provided these are conducted under contracts with standard terms and conditions applicable en masse to many customers and at prices or rates established in a arm’s-length manner, or whose terms and conditions are an extension of those applicable to Bank staff in general, or are agreed under procedures guaranteeing competition, unless they are credit risk transactions, which will be governed by their own specific standards.

State whether the approval of related-party transactions has been delegated, indicating the body or parties in which said approval has been delegated, if any.

D.2	Detail any significant transactions, entailing a transfer of a significant amount or obligations between the company or its group companies, and the company’s significant shareholders:

Name of the significant shareholder (person or company)	Name of the company or group entity	Type of relationship	Type of transaction	Amount (€k)

D.3	Detail any significant transactions entailing a transfer of a significant amount or obligations between the company or its group companies, and the directors and/or senior managers:

Name of the directors and/or senior managers (person or company)	Name of the related party (person or company)	Nature of relationship	Nature of transaction	Amount (€k)

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.4	Detail the significant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s habitual traffic with respect to its object and conditions.

In any event, provide information on any intra-group transaction with companies established in countries or territories considered tax havens:

Name of the group company	Brief description of the transaction	Amount (€k)
BBVA GLOBAL FINANCE LTD.	Securities representing debt	1,400
BBVA INTERNATIONAL LIMITED	Securities representing debt	1,456
BBVA GLOBAL FINANCE LTD.	Deposits	5,840
BBVA INTERNATIONAL LIMITED	Deposits	2,547
BBVA GLOBAL FINANCE LTD.	Deposits	368,669
BBVA INTERNATIONAL LIMITED	Deposits	9,205

D.5	State the amount of the transactions carried out with other related parties.

D.6	Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

Articles 8 and 9 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

Article 8

Directors will act ethically and in good faith.

For this reason directors must notify the Board of any direct or indirect conflict that they might have with the Company’s interests, any holding they might have in a company whose activities are the same, similar or complementary to the Company’s corporate purpose and the offices or duties that they perform in it. They must also notify the Board of any activities that are the same, similar or complementary to those pursued by the Company whether performed on their own behalf or on behalf of a third party.

Directors must inform the Appointments Committee of their other professional obligations, in case these might interfere with the dedication required to comply with their duties as directors.

Article 9

Directors must refrain from taking part or intervening in those cases where a conflict of interest with the Company might arise.

They will not be present when the corporate bodies to which they belong are discussing matters in which they may have a direct or indirect interest, or matters that might affect persons related to them under the legally established terms.

Directors must also refrain from taking a direct or indirect stake in businesses or enterprises in which the Bank or its Group companies hold an interest, unless such stake was held prior to joining the Board or to the time when the Group took out its holding in such business or enterprise, or unless such companies are listed on domestic or international securities exchanges, or unless authorised to do so by the Board of Directors.

Directors may not use their position in the Company to obtain material gain. Nor may they take advantage for themselves or for persons related to them, from any business opportunity that they have become aware of as a result of their Bank directorship, unless this opportunity has been previously offered to the Bank and the Bank had decided not to take it up and the director has been authorised to do so by its Board.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Directors must comply at all times with the applicable provisions of the BBVA Group Code of Conduct on the Securities Markets, with legislation and with any other internal codes regarding requests for loans, bank bonds and guarantees made to the financial subsidiaries of the BBVA Group. They must refrain from conducting or from suggesting to a third party any transaction involving shares of the Company and/or its subsidiary, affiliated or associate companies when their directorship has led to possession of privileged or confidential information before such information is known to the public.

Since BBVA is a financial institution, it is subject to Act 31/1968, 27th July, on incompatibilities and limitations of chairmen, directors and senior managers in private-sector banking. This Act states that chairmen, deputy chairmen, directors and general managers or similar operating in the private-sector banking industry in Spain may not obtain credits, bonds or guarantees from the bank on whose board or management they work, unless expressly authorised by the Bank of Spain.

All the members of the Board of Directors and the senior management are subject to the Company’s Code of Conduct on the Securities Markets.

The BBVA Group’s Code of Conduct on the Securities Markets is intended to control possible conflicts of interest. It establishes that everyone subject to this Regulation must notify the head of their area and the Regulatory Compliance unit of situations that could potentially and under specific circumstances may entail conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business in which they could arise.

The above notwithstanding, the parties subject to the Code have a permanent form filed with the Regulatory Compliance department, which they must keep up to date, with a standard declaration that they are given, declaring certain economic and family affiliations specified in the Code.

Where there is any doubt about the existence of conflicts of interest, any party subject to the Code must show maximum prudence and notify the head of his/her area and the Regulatory Compliance department of the specific circumstances surrounding their case, so that they may judge the situation for themselves.

D.7	Are more than one of the Group’s companies listed in Spain as publicly traded companies?

NO

Identify subsidies listed in Spain:

Subsidiaries listed

Indicate whether the respective areas of business and any potential relations between them and any potential business relations between the holding company and the listed subsidiary and other group companies have been publicly defined;

Define any potential business relations between the holding company and the listed subsidiary company and between the listed subsidiaries and other group companies

Identify the mechanisms established to resolve any potential conflicts of interest between the listed subsidiary and the other companies of the group:

Mechanisms to resolve possible conflicts of interest

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E RISK CONTROL AND MANAGEMENT SYSTEMS

E.1	Explain the scope of the company’s Risk Management System.

BBVA has developed a risk management system that is an essential part of its strategy. It takes into consideration the circumstances of the Group and the economic and regulatory environment at a global level and of the level of the geographical areas in which it operates in order to meet the targets defined by the Bank. This management system is applied in an integrated manner throughout the Group, based on a global strategy that defines the entity’s risk targets so that it can then set specific targets at local level for each geographical area and business unit. To this end, the Group’s risk management system is organised around five components: 1.- A system to direct and organise the risk function with an organisational structure that has an appropriate definition of roles and responsibilities in all areas, a set of committees and empowerment structures and an internal control system that is in line with the nature and magnitude of the risks; 2.- A general risk-appetite framework that defines the levels and types of risk that the Bank is willing to incur in order to implement its strategic plan without any major deviations, even in times of stress; 3.- A corporate management scheme that in addition to an annual risk-planning scheme, includes a set of corporate control and management policies developed for its implementation in the different business units; 4.- A Framework for Identifying, Assessing, Monitoring and Reporting the risks incurred, in business-as-normal and stress scenarios, which offers a prospective and dynamic assessment of the risk and 5.- An adequate infrastructure that encompasses the set of risk tools, methodologies and culture that establishes the basis on which the differentiated risk management scheme is shaped.

Below are some notes on risk management by risk type:

Credit risk: The Group’s credit risk management comprises the analysis process before taking decisions, the decision-making itself, the instrumentation and monitoring of the transactions formalised and their recovery. It also covers the entire process of control and reporting at a customer, segment, sector, business unit and subsidiary level. The main foundations for decisions on credit risk are: whether customers generate sufficient funds and sufficient solvency and the providing of adequate and sufficient guarantees. The Group’s credit risk management is based on an integrated structure covering all the functions, permitting objective and independent decision-making throughout the life cycle of the risk. Structural interest-rate risk: The management of the BBVA Group balance sheet exposure to interest risk aims to keep exposure at levels in keeping with the Group’s strategy and risk profile when market interest rates change. With this aim, the ALCO actively manages the balance sheet by trading to optimise the level of risk incurred with regard to expected earnings and to comply with the highest level of tolerable risk. The ALCO activities are underpinned by the interest risk measurements calculated by the GRM Corporate Area. Structural exchange-rate risk: Structural exchange-rate risk mainly originates in exposure to changes in exchange rates arising in the Group’s non-Spanish subsidiaries and the provisions to the branches outside Spain that are financed in a currency other than that of the loan-book. The management of this risk is underpinned by a scenario simulation model that allows the company to quantify the variations in value that could occur for a given level of confidence and a predetermined timeframe. The ALCO is the body tasked with carrying out hedging transactions to minimise the impact of fluctuations in exchange rates on the Group’s capital ratios, in accordance with its expectations. Structural equity risk: The Group’s exposure to this risk mainly stems from its holdings in industrial and financial companies with mid-term and long-term investment horizons. The Corporate GRM Area is responsible for effectively measuring and monitoring structural equities risk by assessing the sensitivity and the capital needed to hedge possible unexpected losses due to variations in the value of the companies comprising the Group’s investment portfolio. It does so with a confidence level that matches the entity’s target rating, taking into account the liquidity of each holding and the statistical performance of the assets to be considered. Market risk: This includes interest rate risk, exchange rate risk, price and other risks for certain positions. The BBVA Group manages this in terms of probability of VaR (Value at Risk). Liquidity risk: The short-term aim of the control, monitoring and management of liquidity and funding risk is to ensure the BBVA Group entities can meet their payment commitments in due time and form, without having to raise funds under sub-optimal conditions. In the medium term, it aims to safeguard the Group’s financial structure and respond to the economic situation, market conditions and regulatory changes. Operational risk: The Group’s operational risk management is constructed around the following value drivers from the Advanced Measurement Approach model (AMA): knowledge, identification, prioritisation and management of potential and actual risks; supported by indicators to analyse performance, define alerts and verify controls.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.2	Identify the corporate bodies responsible for drawing up and enforcing the Risk Management System

In line with corporate strategy, the Board of Directors, pursuant to the Board Regulations, is the body tasked with approving the risk management and control policy, and periodic monitoring of the internal control and reporting systems. On the basis of the general policies established by the Board of Directors, the Executive Committee establishes the necessary corporate policies that develope the policies approved by the Board of Directors in addition to the Group’s risk tolerance limits by countries, sectors and “Corporate framework for action with respect to risks” portfolios. In this context, and to perform its duties appropriately, the Executive Committee relies on the essential duties carried out by the Board Risks Committee whose mission includes analysing and evaluating the proposals on these matters that are put to the Executive Committee for approval, by constantly monitoring the risks and approving those transactions considered important for either qualitative or quantitative reasons.

The management of risks in the BBVA Group on the basis of the corporate framework of action established by the Bank’s governing bodies is carried out by corporate risk management units and by the business units themselves. Thus, the Group risks function (Global Risk Management, hereinafter GRM) is distributed over the risks units in the business areas as well as the Corporate GRM Area.

The Corporate GRM Area defines the global strategies and policies, while the risk units in the business areas are empowered to propose and maintain each customer’s risk profile autonomously within the corporate framework of action and comprises the Corporate Risk Management unit which covers the different categories or financial and non-financial risk; Planning, Monitoring & Reporting which covers the functions of planning, monitoring and reporting the risk and the analysis of capital scenarios and models at a corporate level; the Technical Secretariat, responsible for the technical testing along with the transversal units; Technology and Methodology for measuring the risks; Operational Risk & Control, which manages operational and internal risk control and internal validation of the measurement models and admission of new risks; and GRM South America, responsible for managing and monitoring risk in this region. With this structure, the risks function guarantees firstly the integration, control and management of all the Group’s risks; secondly, the application of standardised risk metrics, policies and principles throughout the entire Group; and thirdly, the necessary level of knowledge about each geographical area and each business.

The head of the GRM Area is the Group’s Chief Risk Officer, who is responsible for ensuring that the Group risks are managed in accordance with the general policy set, with the support of the different units of the GRM Corporate Area and the risk units of the Business Areas. The heads of the risk units of the different Business Areas, in turn, report to the head of their business area and they report functionally to Group Risk Director. This structure ensures the Independence of the local risks function and its alignment with Group policies and objectives.

This organisational structure is supplemented with various committees, including the following:

The Risk Management Committee (GRM) comprises the heads of the risks units in the business areas and the heads of the Corporate GRM Area units. It meets each month to deal with matters such as proposing the Group’s risks strategy to the Group’s governing bodies for approval, monitors the risk management and control in the Group and, where appropriate, takes due measures to deal with these.

The Risk Management Committee comprises the following permanent members: the head of Global Risk Management; the head of Corporate Risk Management and the head of the Technical Secretariat. The composition of the rest of the Committee depends on the transactions that it must analyse. The Committee analyses and decides on the financial programmes and transactions that fall within its mandate and debates those that exceed this, passing them on to the Risks Committee when they have issued a favourable opinion.

The ALCO (Assets & Liability Committee) actively manages the interest-rate and exchange-rate structural exposure, global liquidity and the Group’s own equity.

The Technology & Methodology Committee is the forum in which decisions are reached on the hedging of the requirements stemming from the business areas’ models and infrastructures within the operational framework of GRM.

The New Businesses and Products Committees study and, where appropriate, approve the implementation of new businesses, products and services before they start up activities; carry out the control and subsequent monitoring of the newly authorised products and foster orderly business practices so that developments can be made within a controlled environment.

Finally, the Global Corporate Assurance Committee is tasked with the periodic review of the control environment and operation of the Internal Control & Operational Risk Models at Group and Unit level. It also monitors and contextualises the major operational risks to which the Group is exposed, including those of a transversal nature. This Committee has become the highest instance of operational risk management in the Group.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.3	Indicate the main risks that could prevent business targets from being met.

The main risks or variables that could affect the business are:

•	Macro-economic risks: The main risks faced by the BBVA Group stem from the economic slowdown in the countries where it operates, due to its impact on growth and provisions, from the interest rate environment and from the stability of the currencies of the markets in which it operates.

In economic terms, the capital markets have stabilised in Spain in 2013 (capital flowing in, reduction of financing costs, etc) and the effects of this have trickled down into the real economy which, should this trend continue, would lead to an improvement in the country’s economic situation.

In the case of the Group subsidiaries, although are signs of stabilisation in the US economy, risks are emerging in the case of Latin America and Turkey that could slow growth and affect funding conditions in these countries.

The environment of extremely low interest rates in Spain and the United States has also put pressure on margins in these countries in recent years, and these rates are expected to remain at similar levels in 2014.

The BBVA Group generates a large percentage of its revenues in foreign currency, exposing it to the risk of fluctuations in the currencies of countries in which it operates. Certain currencies have faced volatility in 2013, and this could occur again in 2014, with even greater virulence, which would have a negative impact on the income statement. The strong diversification of the Group and its hedging strategies enable BBVA to mitigate the effects of currency volatility.

•	Regulatory and political risks: the financial sector is among the most highly regulated and is subject to continuous regulatory changes, especially in recent years. The main risk that the Group faces is regulatory change to three key elements: provisions requirements, capital requirements and other regulatory changes.

In terms of capital, in 2013, the BBVA Group was subject to the requirements of the Bank of Spain and the European Banking Authority. In 2014, it will be subject to the European Capital Requirements Directive (CRD IV), which will stabilise capital requirements. BBVA has strengthened its capital position in 2013 to successfully face these new requirements.

The other regulatory changes or requirements concern the contributions to complete the process of restructuring the Spanish Financial System, the Banking Union in addition to caps on fees in some jurisdictions.

BBVA’s trading in markets with certain political instability could expose the Group to regulatory risks in certain subsidiaries. The subsidiaries most exposed to regulatory risks are in a strong capital position, have high margins and are in a comfortable liquidity position, enabling them to mitigate potential regulatory risks.

•	Idiosyncratic risks: the strength of the BBVA franchise in all the countries in which it operates is the major factor mitigating idiosyncratic risks. BBVA has a recurrent business model that provides a high level of stability to both the balance sheet and revenues.

To mitigate the impact of the possible occurrence of these risks, the Group is highly diversified with a sound capital base that enables it to deal with any circumstances that could arise as a consequence of one or more of these risks. Moreover, with respect to risk management, the Group has established a system of continuous identification, assessment and monitoring of the relevant external and internal factors that could hinder the Group’s achievement of its expected business targets.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With respect to risk identification, the Group has a repository that includes all risks that could compromise the attainment of its objectives. The process includes the coordinated participation of the Business Units, BBVA Research and GRM, analysing the following elements: past crises; global risks; risks specific to a region/country and risks specific to representative segments.

The risk assessment process consists of estimating the impact that previously identified risks could have on the solvency, liquidity and recurrence of earnings. This estimate can be qualitative or quantitative, in the latter case, supported by stress-testing tools.

The risk monitoring process consists of constantly monitoring the variables, both internal and external, that could trigger or aggravate the occurrence of important risks for the Group.

E.4	Identify whether the entity has a risk tolerance level.

The Group’s risk policy is aimed at achieving a moderate risk profile by means of prudent management; a universal bank business model, diversified by geographic areas, types of asset, portfolio and customer; with a broad international footprint, in both emerging and developed countries, maintaining a medium/low risk profile in each one; and seeking growth that is sustainable over time.

To this end, a series of fundamental metrics are established, which characterise the Bank’s objective behaviour. These are transversal to the whole organisation, basically relating to the solvency, liquidity and recurrence of earnings that, depending on the circumstances, will determine risk management in the Group and enable the Company to attain the desired objectives. The tolerance levels for the fundamental metrics are approved by the Executive Committee, at the proposal of GRM, and define the risks that the Group is willing to incur. They define the framework for the Group’s risk appetite and are therefore permanent and structural, with few exceptions.

At the proposal of GRM and having received a favourable report from the Risks Committee, once a year the Executive Committee sets limits for the main kinds of risk to be found in the Group, such as credit risk, liquidity and financing risk and market risk. Compliance with these limits is monitored throughout the year by these Committees by means of periodic reports drawn up by this Area. For credit risk, the limits are defined for each portfolio and/or sector and for each Business Area. These are the maximum exposure thresholds for the BBVA Group’s lending activities over a one-year period.

Liquidity and structural financing management in the Group is underpinned by the principle of the financial autonomy of its component entities and it is organised around LMUs (Liquidity Management Units). The Corporate Risks Area establishes the liquidity management guidelines and defines limits for the main indicators for each geographic area.

The Group objective is not to eliminate all risks, but to assume a prudent level of risk that enables it to generate earnings while maintaining adequate levels of capital and funding in order to generate recurrent profits.

E.5	State what risks have occurred during the year.

Risk is inherent to financial business, so the occurrence of risk to a greater or lesser extent is absolutely implicit in the Bank’s activities. Thus, the BBVA offers detailed information in its annual accounts (note 7 of the Annual Report) on those risks that, due to their nature, permanently affect the Bank in the course of its business.

E.6	Explain the response and supervision plans for the principal risks faced by the company.

The Group’s risks function is in the first instance responsible for ensuring compliance with the various financial and operational risk regulations affecting the Bank and its Group. To that end, it operates independently from the business units to ensure that it guarantees not only regulatory compliance, but also the application of the best standards and most advanced practices. As a result, the function has a specific internal risk control unit tasked with the main mission of ensuring that there is a policy, a process and a set of measures defined for each risk type identified in the entity and for those other risks that could potentially affect the entity, and to validate them. The BBVA Group internal control system takes its inspiration from the best practices developed both in the COSO (Committee of Sponsoring Organisations of the Treadway Commission) “Enterprise Risk Management—Integrated Framework” and in the “Framework for Internal Control Systems in Banking Organisations”, drawn up by the Basel Bank of International Settlements (BIS).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this sense, the Group’s internal control system encompasses all the areas of the organisation and is designed to identify and manage the risks faced by the Group entities, in order to guarantee the established corporate objectives.

The control model has a system comprising three lines of defence:

•	The first line is made up of the Group’s business units, which are responsible for control within their remit and for implementing any measures that have been established higher up the management chain.

•	The second line of defence comprises the specialist control units (Regulatory Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, Operational Control and Control of the Production Departments of the support units, such as Human Resources, Legal Department etc). This line supervises control over the different units within its transversal area of specialisation, defines the mitigation and improvement measures necessary and promotes their proper implementation. The Corporate Operational Risk Management unit also is a part of this line of defence, providing a common management methodology and tools.

•	The third line consists of the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and efficacy of corporate policies, and providing independent information about the control model.

The internal control system is based on principles including the following:

•	It is organised around the “process”.

•	The way risks are identified, assessed and mitigated has to be the same for each process, and the systems, tools and information flows underpinning the internal control and operational risk activities have to be the same; or at the very least, they have to be managed as a whole by one sole unit.

•	The responsibility for internal control falls, initially, to the Group business units.

•	Given that the scope of responsibility for some business units is global, there are transversal control functions that supplement the aforementioned control mechanisms.

•	Each unit has an Operational Risk Management Committee, which is responsible for approving the mitigation plans appropriate to each risk and weakness identified.

•	The model is completed with governance and a committee structure that most effectively promotes efforts to ensure the efficient operation of the control model and stimulates a structuring and prioritisation of the measures and improvements necessary to mitigate the weaknesses identified, culminating in the Group’s Global Corporate Assurance Committee.

Within the Corporate Risk Area, the Group has Internal Risk Control and Internal Validation units, embedded in the Operational Risk and Control structure, and therefore, are independent of the units that develop the models, manage the processes and carry out the controls. These units have expert resources for managing the different types of risks. Their objectives are as follows:

•	Ensuring that there is a policy, a process and a set of measures defined for each relevant risk faced by the Group.

•	Guaranteeing that these are applied and implemented as defined.

•	Identifying and reporting deficiencies observed in the processes, if any, by taking part in establishing improvement objectives and by monitoring their implementation.

•	Validating the models at an internal level, independently of their development process.

Both units report their activities and their working plans to the Board’s Risks Committee.

This Internal Risk Control area forms part of the second line of defence. Its scope of activity is global in terms of the geographical areas and the types of risk, covering all types managed by the Corporate Risks Area. To perform its duties, the unit has a structure of teams at a corporate level and also in the most important geographical areas in which the Group operates. As in the Corporate Area, the local units remain independent from the business areas that implement the processes, and from the units that carry out the controls, reporting functionally to the Internal Risk Control unit. The unit’s lines of action are established at Group level and it is then responsible for their local-level adaptation and implementation, and for reporting on the most relevant aspects.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F SYSTEMS OF INTERNAL RISK MANAGEMENT AND INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms comprising the risk management and control systems for financial reporting (ICFR) in the entity.

F.1	The entity’s control environment

Give information, describing the key features of at least:

F.1.1.	Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR; (ii) its implementation; and (iii) its supervision.

Pursant to article 17 of the Board Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a publicly traded company. The Board of Directors has an Audit & Compliance Committee, whose mission is to assist the Board in the supervision of the financial statements as well as in the exercise of the control function over the BBVA Group.

In this repect, the BBVA Audit & Compliance Committee Regulations establish that the Committee’s duties include the supervision of the existence and maintenance of an internal control systems which is sufficient, adequate and efficient in order to ensure firstly the accuracy, reliability, scope and clarity of the financial statements of the Entity and its consolidated Group contained in the annual and quarterly reports, and secondly, the accounting and financial information required by regulatory bodies including those corresponding to countries where the Group operates.

The BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (hereinafter “SOx”) for each year’s consolidated annual account due to its condition as a publicly traded company listed with the Securities Exchange Commission (“SEC”). It enjoys the involvement of the principal Group executives in the design, compliance and implementation of an effective internal control model that guarantees the quality and veracity of the financial information on which assessments regarding its operation are carried out. The Global Accounting & Information Management Department (hereinafter “GA&IM”) is responsible for the operation and maintenance of the model.

Additionally and in order to reinforce the internal control environment in the Group, during 2013 the Corporate Assurance model has been put into effect. The Corporate Assurance model encompasses the ICFR and establishes a supervisory framework for the internal control model (in which the business areas participate) through a system of governance by top-level local committees in the countries that report to the Group’s Global Committee, chaired by the President & COO and attended by the members of the Group Management Committee.

The different internal control units at holding and local level are responsible for the application of the internal control and operational risk methodology defined in the Group. These internal control units are responsible, together with the business areas, for identifying, prioritizing and assessing the risks, helping the units to implement the control model, documenting it and supervising it periodically (at least once a year) as well as defining mitigating measures and promoting its correct implementation. From this supervision Group-wide aggregated information is obtained in order to check that it has been effective and has worked adequately.

Each internal control unit is mirrored in each geographical unit and/or company. This means reinforcing its ascendence over local areas, graded according to the specificities of each specialist area.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Finally, the entity also has an internal audit unit, which carries out an independent review of the model, checking the compliance and effectivess of the establised corporate policies and providing independent information on the control environment to the Corporate Assurance Committees.

F.1.2. Whether, especially in the process of drawing up the financial information, the following elements exist:

Departments and/or mechanisms responsible for: (i) the design and review of the organisational structure; (ii) the clear definition of lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist for their correct dissemination within the entity.

The drafting of the financial information is carried out by the local Financial Management units of the countries and in a centralized manner by GA&IM Department, which is overall responsible for the drafting and reporting of Accounting and Regulatory information.

The BBVA Group has a sufficient structure of units with an adequate distribution of functions and committees throughout the organisation. There are mechanisms for the design and review of the organisational structure that clearly define the lines of action, responsibility and authority that enable it to guarantee compliance with all the regulatory requirements affecting the drafting of the financial reporting of the entity and the consolidable group. It has the necessary communication and distribution channels and circuits for this purpose.

Additionally, there is an internal accountability model aimed at extending the culture of and commitment to internal control. Those in charge of the design and operation of the processes that impact on financial reporting certify that all the controls associated to its operation under their responsibility are sufficient and have functioned correctly.

Code of conduct, approval body, degree of dissemination and instruction, principles and values included (indicating whether specific mention is made of recording the transactions and drawing up of the financial information), body in charge of analysing non-compliance and proposing corrective measures and sanctions.

BBVA has a Code of Conduct, approved by the Board of Directors, that sets out BBVA’s specific commitments in developing one of the principles of its Corporate Culture: Integrity as a way of understanding and developing its businesses. This Code likewise establishes the corresponding channel for whistleblowers regarding possible infringements of the Code. It is the subject of ongoing training and refresher programmes for key staff in the financial function.

The Code of Conduct is applicable to all entities comprising the BBVA Group and all its employees and management team. It has thus been distributed to apprise them of its content, being published on the Bank’s corporate website (www.bbva.com) and on the employees’ website (intranet). Additionally, employees joining the Group staff undertake to observe its principles and rules in an express declaration of awareness and adhesion.

The content of the Code of Conduct is structured around the following blocks of principles and standards: Ethical Values, Relational Integrity, Integrity on the Markets, Personal Integrity and Organisational Integrity. Its sections 6.12 to 6.14 and 5.11 to 5.13, respectively, make special mention of the criteria for conduct in the recording of transactions and the transparency of financial reporting and disclosure to the market.

The dissemination of its content is supplemented with training activities to welcome new employees to the Group. They are underpinned by a mandatory online training course for all the employees once they join the Group and on-site refresher sessions, where deemed necessary. The subject matter of this training is both the general Code of Conduct and the corporate policy of Conduct on the Markets and their local implementing standards through the Internal Standards of Conduct in the Securities Markets.

The duties of the Audit & Compliance Committee include ensuring that the internal Codes of Ethics and Conduct and on Securities Market, applicable to the personnel, comply with legal requirements and are adequate for the Bank.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable). Their joint scope of action covers all the Group businesses and activities and their functions, in general, extend to the monitoring of the effective application of the Code.

On the other hand, the Regulatory Compliance unit is in charge of promoting the development and overseeing of the effective operation of the standards and procedures necessary to ensure the identification of possible breaches of the Code of Conduct and appropriate management of the risks that may stem from this, as well as, in general, compliance of its criteria and guidelines. The whistleblowers channel is a fundamental element within its functions and will be dealt with in the following section, as is the report that it receives in its tasks from the rest of the BBVA Group control units, including Internal Audit.

Whistle-blower channel, to allow financial and accounting irregularities to be communicated to the audit committee, as well as possible non-compliance with the code of conduct and irregular activities in the organisation, reporting where applicable if this is confidential in nature.

As established in the Group Code of Conduct, preserving BBVA’s Corporate Integrity goes beyond merely personal accountability for individual actions. It requires the commitment of all the Group employees to bring into the open, by timely communication, any situations that, even if not related to their activity or area of responsibility, they consider to be ethically questionable pursuant to the Code, especially any situation that may stem from non-compliance with prevailing laws.

The Code itself establishes the people to whom such communications are sent, who, among other obligations, are duty-bound to preserve the anonimity of the whistleblower who has, in good faith, communicated legitimate concerns about possible non-compliance with prevailing laws or situations that appear to be questionable from an ethical viewpoint.

Telephone lines and email boxes have been set up for these communications in each jurisdiction. A list of these appears on the Group Intranet.

As described in the previous section, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable), whose joint scope of action covers all the Group businesses and activities and whose functions (explained in greater detail in their corresponding regulations) include:

•	To promote adoption of the measures necessary to resolve ethically questionable actions that any of the Group members may have become aware of, either in the pursuit of their duties within the areas they represent, or as a consequence of receiving the aforementioned communications.

•	To promply report on those circumstances that could lead to significant risks for BBVA to:

(1)	the Board of Directors or the Audit & Compliance Committee, as appropriate.

(2)	the Management Committee.

(3)	The person in charge of drawing up the financial statements in order to ensure they reflect what may be appropriate.

Periodic training and refresher courses for employees involved in preparing and revising the financial information, and in ICFR assessment, covering at least accounting standards, audit, internal control and risk management.

Training and periodic refresher courses are held on accounting standards, internal control and risk management in units involved in preparing and reviewing the financial information and in evaluating the internal control system.

Within GA&IM there is an annual training programme for all members of the area on aspects related to the drawing up of financial information: accounting, finance and tax matters, and other courses in accordance with the needs of the area. These courses are taught by professionals from the area and from suppliers of recognised prestige.

Apart from this training, there is also Bank-wide training, which includes courses on finance and technology.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, the BBVA Group has a personal development plan for all employees, which forms the basis of a personalised training programme to deal with the areas of knowledge necessary to cover the requirements of each job.

F.2	Financial reporting risk assessment

Give information on at least:

F.2.1.	The key features of the risk identification process, including error and fraud risks, with respect to:

Whether the process exists and is documented.

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organisations of the Treadway Commission (hereinafter, “COSO”); which establish five components on which the efficacy and efficiency of internal control systems must be based:

•	Establishing an adequate control environment for monitoring all these activities.

•	Evaluating all the risks that may be incurred by an entity in drawing up its financial information.

•	Designing the necessary controls to mitigate the most critical risks.

•	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

•	Monitoring such controls to ensure they are operational and the validity of their efficacy over time.

To identify risks, the companies with the greatest impact on financial reporting are selected. Once the processes originating the financial information are identified and documented, the requirements that would give rise to the risks applicable in each of the functions are analysed, giving priority to the most important and relevant processes.

In accordance with corporate internal control and operational risk methodology, the risks are incorporated into a range of categories by type, including risk of error or fraud (internal/external), determining the risk factors that the occurrence of such factors may materialise. The risk event identified can then be developed, described and justified.

These risks are then finally graded in view of whether they are mitigated by entity level controls or by specific controls.

The process of identifying risks of error, falsehood or omission carried out by the Financial Reporting Internal Control unit is based on calculating materiality. It selects the material accounting items, processes and companies where the risks are identified, thereby determining the scope of the annual, quarterly or monthly assessment ensuring the coverage of their risks that are critical to the financial statements. Identification of potential risks that must necessarily be covered by this assessment begins with the management’s business understanding and insight, taking into account criteria of quantitative materiality, probability of occurrence and economic impact in addition to qualitative criteria associated to the type, complexity and nature of the risks or of the business structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, the risks affecting it and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by Operational Risk (STORM). This tool documents all the processes and risks managed by the different control units, including the Financial Reporting Internal Control unit.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Whether the process covers all the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), whether the information is updated and with what frequency.

The targets for existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations are all included from the very beginning under the principal requirements associated to the processes of drawing up the financial information. They underpin the risks identified, documented, evaluated, prioritzed and consequently they are the base on which the corresponding control model is developed.

The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, instrumental or special purpose vehicles.

Within the organisation, the Consolidation department carries out a process to identify the consolidation perimeter so that it is updated monthly.

The information on new companies created by the various Group units and the changes in those that already exist, is the responsibility of the Holding Structure Committee and the information on investments in non-banking activities is the responsibility of the Non-Bank Activities Committee.

Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, reputational, environmental, etc) insofar as they impact the financial statements.

As mentioned in other items and due to the control standards and methodology implemented, the effects of other types of risk are taken into account (market, credit, operational, technological, financial, legal, reputational and any other kind of risk) insofar as it may impact the financial reporting.

Which of the entity’s governance bodies supervises the process.

The process is documented at least once a year. It is supervised by the Group’s Internal Audit area and the Global Corporate Assurance Committee of the Group. Moreover, the head of Internal Audit reports each year to the Audit & Compliance Committee on the analysis and certification work carried out pursuant to the SOx methodology to comply with the legal requirements of the Sarbanes Oxley Act on internal control systems for the financial reporting included in the 20-F filing (as explained in point one on the control environment).

F.3 Control activities

Give information on the main features, if at least the following exist:

F.3.1. Procedures for review and authorisation of the financial information and the description of the ICFR, to be published on the securities markets, indicating who is responsible for it, and the documentation describing the activity and controls flows (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

Descriptions of the processes are documented in the management tool mentioned above to maintain the flows of activities and controls for the different types of material transactions, as explained in point F.2.1. An adequate procedure for closing the accounts has also been developed, which covers the risks identified for this process.

Specifically, the main processes in which the risks managed by internal control of financial reporting are found are: accounting, consolidation, financial reporting, financial planning and monitoring, financial and tax management. It also covers all other critical risks arising from the business with a possible financial impact.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, there are procedures for the governance bodies to review and authorise the regulated financial information disseminated to the securities markets, including the specific review of the relevant judgements, estimates and projections. There are specific procedures, and a set of committees reviewing the financial reporting before its final review by the Management Committee, the Audit & Compliance Committee and the Board of Directors. All this is established in the ICFR control model. The model is documented, as discussed above, in the corporate internal control and operational risk management tool (STORM).

In drawing up the consolidated Annual Accounts, it is occasionally necessary to make estimates to determine the amount at which some assets, liabilities, income and expenses and commitments should be recorded. These estimates are mainly related to:

•	Impairment losses on certain financial assets.

•	The assumptions used to quantify certain provisions and in the actuarial calculation of liabilities and commitments for post-employment and other obligations.

•	The useful life and impairment losses of tangible and intangible assets.

•	Goodwill valuation.

•	The fair value of certain financial assets and liabilities not traded on regulated markets.

These estimates were made according to the best information available at 31st December each year on the facts analysed. However, it is possible that possible future events may require modification of such estimates (upwards or downwards), which under applicable standards, would be done prospectively, restating the effects of the change of estimate in the corresponding consolidated income statement.

F.3.2. Internal control procedures and policies for information systems (among others, access security, change control, their operation, operational continuity and segregation of functions) that support the relevant processes in the entity with respect to the drawing up and publication of the financial information.

The internal control policies establish controls and procedures with respect to the operation of information systems and security of access, functional segregation, development and modification of computer applications that are used to generate financial information.

The current methodology for internal control and operational risk establishes a list of controls by category whose breakdown includes (among others) two categories: access control and functional segregation, which provide support for this point. Both categories are identified in the financial information internal control model such that the integrity and reliability of the information drawn up can be assured. In addition, a corporate-level procedure exists for the management of profiles within the systems, which is developed, implemented and updated by the Group’s internal technology control unit.

This unit is in charge of providing support for control processes in change management (development in test environments and putting changes into production), incident management, management of transactions, management of supports and security back-ups, and management of business continuity, inter alia.

With all these mechanisms, the BBVA Group ensures the maintenance of adequate management of access control, the establishment of the correct and necessary steps to put systems into production and their subsequent support, the establishment of security back-ups, and assurance of continuity in the processing and recording of transactions.

F.3.3. Internal control procedures and policies designed to supervise the management of activities subcontracted to third parties, and those aspects of the valuation, calculation and assessment outsourced to independent experts, which may materially impact the financial statements.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The internal control policies establish controls and procedures for the management of subcontracted activities or those aspects of valuation, calculation and assessment outsourced to independent experts.

There is an Outsourcing Committee and set of standards with the requirements that must be met at group level for the activities to be subcontracted. There is a procedures manual focussing on the outsourced financial processes, which identifies which processes must be implemented and what controls should be carried out on these by the service supplier units. These are tested by the outsourced unit in charge of the function and documented and supervised in the financial reporting internal control processes.

The valuations of independent experts for specific or relevant matters fall within the standard circuit of internal control procedures and reviews of internal and external auditing.

F.4 Information and communication

Give information on the main features, if at least the following exist:

F.4.1 A specific function to define and keep the accounting policies updated (accounting policy department or area) and deal with queries or conflicts stemming from their interpretation, ensuring fluent communication with those in charge of operations in the organisation, and an up-to-date manual of accounting policies, communicated to the units through which the entity operates.

The organisation has two areas within GA&IM (Group Financial Accounting and Global Supervisory Relations) in charge of the Accounting and Solvency Technical Committees. Their purpose is to analyse, study and issue standards that may impact the drawing up of the Group’s financial information, determining the accounting and solvency criteria required to ensure correct recording of transactions to the accounts and calculation of capital requirements within the framework of standards issued by the Bank of Spain, the European Union (IASB, directives on equity) and the Basel Committee.

There is an updated accounting manual, disseminated over the Company intranet to all the units through which the Entity operates. This manual is the tool to ensure that all decisions on accounting policies or specific accounting criteria to be applied in the Group are supported and, if considered pertinent due to their novelty or significance, have been submitted to the departments mentioned for consultation. The Accounting Policies Manual is duly approved by BBVA through the Accounting Policies Committee and is documented and updated for use and analysis by all the Group entities. It is updated every year and the last update was carried out in December 2013.

Both the Accounting Policies Committee and the Accounting Policies Manual form part of the internal control processes.

F.4.2 Mechanisms to capture and prepare the financial reporting in standardised formats, for application and use by all the units of the entity or the group, that support the main financial statements and the notes, and the information detailed on ICFR.

Control measures have been implemented to guarantee that all the data underpinning the financial information are collected in a comprehensive, exact and timely manner, and are reported in due time and form. The format of the financial reporting system is unique and standardised. It is applicable to and used by all the Group units. This format underpins the principal financial statements and the notes. There are also control measures and procedures to ensure that the information disclosed to the markets includes a sufficient level of detail and is suitably transmitted in such a way that the investors and users of the financial information can understand and interpret it.

The areas involved in drawing up the financial information have specific computer tools adapted to each environment and country.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F.5 Supervision of the system’s operation

Give information, describing the key features of at least:

F.5.1 The ICFR supervision activities carried out by the audit committee and whether the entity has an internal audit function whose powers include support to the committee in its task of supervising the internal control system, including the ICFR. Likewise, give information on the scope of the ICFR assessment carried out during the year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on the financial reporting has been considered.

The internal control units are the first to supervise the internal control model, assess the risks as a function of the quality of the control model supervised, identify weaknesses, design, implement and monitor the mitigation measures and action plans. This is all subject to the monitoring within the committee structure discussed above.

The internal control units are embedded in the areas to which they provide support, so that they are close to those responsible for the control with access to sufficient first-hand information to support and supervise the model.

Additionally, the Entity has an Internal Audit Unit, which provides support to the Audit & Compliance Committee on the independent supervision of the financial information internal control system. The internal audit function is embedded in the Compliance & Legal Services area and is thus independent of the units that are drawing up the financial information.

All specific weaknesses in control, mitigation measures and specific action plans are documented in the corporate tool, and also presented to the corresponding committees.

The scope of the review is updated every year. This comprises all the risks that the control units deem critical, risks on which the associated controls must be supervised at least once a year. The methodology is common and uniform for the internal audit and control units. It is the same methodology that covers firstly the supervision of the control design, individually and jointly, and secondly its operation. Afterwards, qualitative and quantitative criteria are established to determine the control weaknesses. Finally, a joint analysis of the risks is carried out, to determine relevant correlations, and therefore relevant weaknesses.

Not all the control weaknesses are of equal relevance or of equal economic significance: for each weakness, there is an estimate of its expected economic impact and the probability of occurring. The weaknesses are then ranked as a function of these estimates. An action plan is established for each of the weaknesses identified by the internal control units and the issues detected by the internal or external auditor, to correct or mitigate the risks.

During 2013, the internal control areas have carried out a complete assessment of the financial information internal control system in which no material or significant weakness has been manifested to date. The assessment was reported to the Audit & Compliance Comittee, the Global Corporate Assurance Committee, the Management Committee, the External Auditor and the Operational Risk Committee.

Additionally, the Group, in compliance with SOx, has established a risks group (within the perimeter of SOx companies and the critical risk scope described above), which impacts the drawing up of the financial statements at local and consolidated level, which is subject to review at least once a year. This perimeter considers risks and controls of other specialities that are not directly financial (regulatory compliance, technology, risks, operational, human resources, procurement, legal, etc).

F.5.2 Whether there is a discussion procedure by which the auditor (in line with the technical auditing notes), the internal audit function and other experts can inform the senior management and the audit committee or the directors of the entity of significant weaknesses in the internal control encountered during the review processes for the annual accounts or any others within their remit. Likewise, give information of whether there is an action plan to try to correct or mitigate the weaknesses observed.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In the final instance, the financial reporting internal control system, pursuant to the Technical Audit Notes, is examined by the Group’s Auditor of Accounts, which informs the Audit & Compliance Committee and issues an opinion on the effectiveness of the internal control system with respect to the financial information contained in the Group’s annual consolidated statements as of 31st December each year, in order for the financial information to be filed with the Securities & Exchange Commission by 30th April each year. At the date of this report, the auditor of the consolidated accounts has not reported any significant or material weakness to the Audit Comittee, the Board of Directors or the Management Committee.

The internal control oversight carried out by the Audit & Compliance Committee, described in the Audit & Compliance Committee Regulations, published on the Group website, includes the following activities:

•	Oversee the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in their annual and quarterly reports. Also oversee the accounting and financial information that the Bank of Spain or other regulators, including those corresponding to countries in which the Group operates, may require.

•	Ensure that the internal Codes of Ethics and Conduct and Codes on securities market trading, as they apply to Group personnel, comply with legislation requirements and are appropriate for the Bank.

•	Analyse the financial statements of the Bank and its consolidated Group contained in the annual and quarterly reports prior to their presentation to the Board, and with the necessary depth to check their accuracy, reliability, scope and clarity. For this purpose, the Committee will have all the necessary information with the level of detail it deems appropriate, and be provided the necessary support of the Group’s executive management, especially that of the Finance Area and that of the Company auditor.

•	The Commitee reviews all the relevant changes relating to the accounting principles used and the presentation of the financial statements, and ensures that due publicity is given to them.

•	It selects the external auditor for the Bank and the consolidated Group, and all the companies comprising the Group. it will oversee its independence and ensure that its audit schedule is carried through.

•	It approves the annual Internal Audit schedule, monitoring it and being apprised of the degree to which the audited units are complying with the corrective measures recommended.

The external auditor regularly attends the committees and is duly informed of the matters dealt with in them.

F.6 Other relevant information

F.7 External auditors report

Report of:

F.7.1 Whether the ICFR information disclosed to the markets has been submitted to review by the external auditor, in which case the entity must attach the corresponding report as an annex. Otherwise, explain the reasons why it was not.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

On 2nd April 2013 the BBVA Group, as private foreign issuer in the United States, filed the Annual Report (Form 20-F) which was published on the SEC website on that same date.

In compliance with the requirements established in Section 404 of the Sarbanes Oxley Act of 2002 by the Securities & Exchange Commission (SEC), said Annual Report Form 20-F included certifications containing a statement of responsibility for establishing and maintaining an adequate financial reporting internal control system for the Group, and a statement that the assessment of said control system at year-end 2012 showed it to be effective and not to present material weaknesses or significant deficiencies. Said report also included the opinion of the external auditor regarding the efficacy of the financial reporting internal control system of the entity at year-end 2012.

G DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the company follows the recommendations of the Unified Code on corporate governance.

Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.10, B.1, B.2, C.1.23 and C.1.24.

COMPLIANT

2.	When a dominant and a subsidiary company are publicly traded, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: D.4 and D.7

NOT APPLICABLE

3.	Even when not expressly required under mercantile law, any transactions involving a structural corporate change should be submitted to the general meeting for approval. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiaritation, ie, reallocating core activities to subsidiaries that were previously carried out by the holding company, even though the holding company retains full control of the subsidiaries;

b)	The acquisition or disposal of core operating assets that would effectively alter the company’s corporate purpose;

c)	Transactions that are equivalent to the company’s liquidation.

See section: B.6

COMPLIANT

4.	Detailed proposals of the resolutions to be adopted at the general meeting, including the information stated in recommendation 27, should be made available at the same time as publication of the call to meeting.

COMPLIANT

5.	Separate votes should be taken at the general meeting on materially independent items, so shareholders can express their voting preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate ballot for each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or groups of articles that are materially different

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

COMPLIANT

7.	The board of directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interests and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

COMPLIANT

8.	The board should see its core mission as approving the company’s strategy and the organisational resources to put this into practice, and supervising and ensuring that management meets the targets set while pursuing the company’s interests and corporate purpose. As such, the board in plenary should reserve the right to approve:

a)	The company’s general strategies and policies, and in particular:

i)	The strategic or business plan and the annual management and budgetary targets;

ii)	The investment and funding policy;

iii)	The definition of how the group companies are structured:

iv)	The corporate governance policy;

v)	The corporate social responsibility policy;

vi)	The policy for senior managers’ remuneration and performance assessment;

vii)	The policy for controlling and managing risks, and the periodic monitoring of the internal information and oversight systems.

viii)	The pay-out policy and the treasury-stock policy, especially their limits.

See sections: C.1.14, C.1.16 and E.2

b)	The following resolutions:

i)	At the proposal of the company’s chief executive officer, the appointment and possible separation of senior managers from their positions, as well as their severance compensation clauses.

ii)	Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must respect.

iii)	The financial information that the company, as a publicly traded company, must disclose periodically.

iv)	Investments and/or transactions of any kind, whose high value or special characteristics make them strategic, unless the general meeting is charged with approving them;

v)	The creation or acquisition of shares in special purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c)	Transactions between the company and its directors, its significant shareholders and/or shareholders represented on the board, and/or parties related to them (“related-party transactions”).

However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are carried out under arms’ length contracts with standard conditions, applicable en masse to a large number of customers;

2. They go through at market rates or prices set in general by the supplier of the goods or services;

3. They are worth less than 1% of the company’s annual revenues.

Related-party transactions should only be approved on the basis of a favourable report from the audit committee or any other committee entrusted with such a report; and the directors involved should neither vote nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

The above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the executive committee in urgent cases and later ratified by the board in plenary.

See sections: D.1 and D.6

COMPLIANT

9.	In the interests of maximising effectiveness and participation, the board of directors should ideally comprise no fewer then five and no more than fifteen members.

See section: C.1.2.

COMPLIANT

10.	External, proprietary and independent directors should occupy an ample majority of board places, while the number of executive directors should be the minimum required to deal with the complexity of the corporate group and reflect the ownership interests they control.

See sections: A.3 and C.1.3

COMPLIANT

11.	Amongst external directors, the ratio between the number of proprietary and independent directors should reflect the percentage of shares held by the company that the proprietary director represents and the remaining share capital.

This strict proportionality can be attenuated so the percentage of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1.	In large-cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested in absolute terms.

2.	In companies with a plurality of shareholders represented on the board but not otherwise related to each other.

See sections: A.2, A.3 and C.1.3

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

12.	Independent directors should account for at least one third of the total number of seats.

See section: C.1.3

COMPLIANT

13.	The board should explain the type of each directorship to the general meeting that must appoint the director or ratify their appointment. This should be confirmed or reviewed each year in the annual report on corporate governance, after verification by the appointments committee. Said report should also disclose the reasons for the appointment of proprietary directors at the behest of shareholders controlling less than 5% of capital; and it should explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: C.1.3 and C.1.8

COMPLIANT

14.	When the number of female directors is few or zero, the appointments committee will ensure that when new vacancies open:

a)	The procedure for filling board vacancies has no implicit bias against female candidates;

b)	The company makes a conscious effort to seek and shortlist women with the target profile among the candidates for board places.

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4.

COMPLIANT

15.	The chairman, who is responsible for the efficient operation of the board, shall ensure that the directors receive sufficient prior information for the meetings; encourage directors to debate and participate actively in the meetings, safeguarding their freedom to take their own stance and express their own opinion. He/she should organise and coordinate periodic assessment of the board with the chairs of the relevant committees and with the Bank’s managing director or chief executive officer, when this is not also the chair.

See sections: C.1.19 and C.1.41

COMPLIANT

16.	When the chairman of the board is also the chief executive officer of the company, one of the independent directors should be empowered to request board meetings be held and/or the inclusion of new items on the agenda; to coordinate and voice the concerns of external directors; and to direct the board’s evaluation of its chairman.

See section: C.1.22

EXPLAIN

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s Chief Executive Officer unless the Board resolves to separate the positions of Chairman and Chief Executive Officer on the grounds of the Company’s best interests. However BBVA has a system of Corporate Governance that establishes effective mechanisms to avoid the concentration of power in one sole individual and guarantees effective control and efficient supervision of the Bank’s executives. These include:

The BBVA Board has appointed from amongst its members a managing director, the President & Chief Operating Officer, as provided for in the Bank’s Company Bylaws, who holds the broadest powers delegated by the Board. He is empowered to manage and represent the Company in keeping with his position and is directly responsible for the ordinary management and development of all the Group Business Areas, as well as some of the Support Areas that report up to it in the organisational chart. The President & COO, in turn, reports directly to the Board of Directors each month on the developments in the Company and the Group´s activity.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The BBVA Board of Directors comprises an ample majority of independent directors, allowing an appropriate balance between the oversight and control duties of the corporate bodies. Pursuant to the Board Regulations, any director may request the inclusion of items on the agenda that they deem advisable for the interests of the Group. Article 18 of the Board Regulations also establishes the possibility that if those directors that represent one quarter of the Board members appointed at any time so wish, they may request a Board Meeting be held.

BBVA has a permanent Executive Committee, mainly comprising external directors with the following authority:

To file and propose general policy guidelines, the criteria for setting targets and drawing up programmes, examining the proposals put to it in this regard, evaluating and approving the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

The BBVA Executive Committee meets every two weeks and reports directly to the Risk Director, the Chief Financial Officer and the heads of the Business Areas. It performs executive duties including the approval of specific transactions, establishing risk limits and proposing policy. It also has oversight duties such as the analysis of the Bank’s activity and earnings prior to the Board meetings, share performance analysis, market situations and liquidity, credit and market risk management.

Moreover, in order to better perform its management oversight duties and duties regarding key issues such as risk management, remuneration, approintments and reviews of the financial statements, the Board has constituted various Committees to support it, including the Audit & Compliance Committee, the Appointments Committee, the Remuneration Committee and the Risks Committee. These Committeees assist the Board on matters within their remit, and their composition and rules of organisation and operation are described in detail in section C.2.4 below.

These specialist Committees only comprise external directors, the majority of whom are independent (The Audit & Compliance Committee and the Risks Committee are wholly comprised of independent directors and the Appointments Committee and the Remuneration Committee have a majority of independent directors.)

Likewise, all the Committee Chairs are independent directors with ample experience and autonomy in the management of their respective committees. Thus, they decide the agenda for the committees, call their meetings and have direct access to Bank executives, and can also freely hire assistance from external experts when they deem this necessary for the performance of their duties.

This structure and organisation of coporate bodies, together with the high number of independent directors comprising the Board and its Committees, alongside the operational system of the Board (based on specialist assistance on the most relevant issues from Board Committees that operate under a system independent of the Bank’s executives, setting their own agendas, calling the Bank executives to meetings as necessary and accessing all information required for the decision-making process) guarantees a balanced System of Corporate Governance that properly combines all its elements to avoid the accumulation of powers in one sole individual.

17.	The secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulators;

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b)	Comply with the company bylaws and the regulations of the general meeting, the board of directors or others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

And in order to safeguard the independence, impartiality and professionalism of the company secretary, his/her appointment and removal should be proposed by the appointment committee and approved by a full board meeting; and that these appointment and severance procedures are spelled out in the board’s regulations.

See section: C.1.34

COMPLIANT

18.	The board shall meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: C.1.29

COMPLIANT

19.	Directors should keep their absences to the bare minimum. Absences should be quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: C.1.28, C.1.29 and C.1.30

COMPLIANT

20.	When directors or the company secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them may request they be recorded in the minutes.

COMPLIANT

21.	The board in plenary should evaluate the following points on a yearly basis:

a) The quality and efficiency of the board’s operation;

b) Starting from a report submitted by the appointments committee, how well the chairman and chief executive officer have carried out their duties;

c) The performance of its committees on the basis of the reports furnished by such committees.

See sections: C.1.19 and C.1.20

COMPLIANT

22.	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the chairman or secretary.

See section: C.1.41

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

23.	All directors should be entitled to call on the company for the advice and guidance they need to perform their duties. The company should provide suitable channels for the exercise of this right. Under special circumstances it could include external assistance at the company’s expense.

See section: C.1.40

COMPLIANT

24.	Companies should organise induction programmes for new directors to acquaint them rapidly and sufficiently with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

COMPLIANT

25.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	The directors must inform the appointments committee of their other professional obligations, in case these interfere with the dedication required to perform their duties.

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: C.1.12, C.1.13 and C.1.17

COMPLIANT

26.	The proposal for the appointment or renewal of directors which the board submits to the general meeting, as well as provisional appointments by co-option, should be approved by the board:

a)	At the proposal of the appointments committee for independent directors.

b)	On the basis of a report by the appointments committee for all other directors.

See section: C.1.3

COMPLIANT

27.	Companies should publish the following director particulars on their website and keep them permanently updated:

a)	Professional profile and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication as to the category of directorship that they hold; in the case of proprietary directors, stating the shareholder they represent or to whom they are affiliated.

d)	The date of their first and subsequent appointments as a company director, and

e)	Shares and/or share options held in the company.

COMPLIANT

28.	Proprietary directors must resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes to a level that requires the reduction in the number of proprietary directors, the number of such directors should be reduced accordingly.

See sections: A.2, A.3 and C.1.2

COMPLIANT

29.	The board of directors must not propose the removal of independent directors before the expiry of their term in office pursuant to the bylaws, except where due cause is found by the board, based on a report from the appointments committee. In particular, due cause will be deemed to exist when the director has failed to comply with the duties inherent to the position or incurred in any of the circumstances that may make him/her lose the status of independent director, pursuant to the provisions of Order ECC/461/2013.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The severance of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 11.

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

COMPLIANT

30.	Companies should establish rules obliging directors to inform the board of any circumstance that might undermine the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent proceedings.

If a director is indicted or tried for any of the offences stated in article 213 of the Corporate Enterprises Act, the board should examine the matter as soon as possible and, in view of the particular circumstances, decide whether or not he or she should be called on to resign. The board should also give a reasoned account of all such determinations in the Annual Corporate Governance Report.

See sections: C.1.42, C.1.43

COMPLIANT

31.	The directors should clearly express their opposition when they consider that a resolution submitted to the board may not be in the company’s best interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board adopts material or reiterated resolutions on issues about which a director has expressed serious reservations, said director must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

This Recommendation should also apply to the company secretary, even if the secretary is not a director.

COMPLIANT

32.	If leaving office before the end of its term, the director should explain the reasons in a letter sent to all board members. And whether or not such resignation is filed as a significant event, the reasons for leaving must be explained in the Annual Corporate Governance Report.

See section: C.1.9

COMPLIANT

33.	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-indexed instruments, payments indexed to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their term of office.

COMPLIANT

34.	External directors’ remuneration should sufficiently compensate them for the dedication, qualifications and responsibilities that the positionentails; but should not be so high as to compromise their independence

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

35.	Deductions should be made to remuneration linked to company earnings, for any qualifications stated in the external auditor’s report that reduce such earnings.

COMPLIANT

36.	In the case of variable awards, remuneration policies should include technical safeguards and limits to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or similar circumstances.

COMPLIANT

37.	When the company has an executive committee, the breakdown of its members by director category should be similar to that of the board itself. The secretary of the board should also act as secretary to the executive committee.

See sections: C.2.1 and C.2.6

COMPLIANT

38.	The board should be kept fully informed of the business transacted and resolutions adopted by the executive committee. To this end, all board members should receive a copy of the executive committee’s minutes.

COMPLIANT

39.	In addition to the audit committee mandatory under the Securities Exchange Act, the board of directors should form a committee, or two separate committees, for appointments and remuneration.

The rules governing the composition and operation of the audit committee and the committee(s) for appointments and remuneration should be set forth in the board regulations, and include the following:

a) The board of directors should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first full board meeting following each meeting;

b) These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior management may also attend meetings at the committees’ express invitation.

c) These committees should be chaired by an independent director.

d) They may engage external advisors, when they deem this necessary for the discharge of their duties.

e) Meeting proceedings should be minuted and a copy sent to all board members.

See sections: C.2.1 and C.2.4

COMPLIANT

40.	The supervision of compliance with internal codes of conduct and corporate governance rules should be entrusted to the audit committee, the appointments committee or, as the case may be, separate compliance or corporate governance committees.

See sections: C.2.3 and C.2.4

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

41.	All members of the audit committee, particularly its chair, should be appointed with regard to their knowledge and background in accounting, auditing and risk management.

COMPLIANT

42.	Listed companies should have an internal audit function, under the supervision of the audit committee, to ensure the proper operation of internal reporting and control systems.

See section: C.2.3

COMPLIANT

43.	The head of internal audit should present an annual work programme to the audit committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

COMPLIANT

44.	The oversight and risk management policy should specify at least:

a)	The different types of risk (operational, technological, financial, legal, reputational, etc) to which the company is exposed, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b)	The level of risk that the company considers acceptable;

c)	The measures established to mitigate the impact of the risks identified, should they materialise;

d)	The internal oversight and reporting systems that will be used to control and manage said risks, including contingent liabilities and off-balance-sheet risks.

See section: E

COMPLIANT

45.	The audit committee’s role should be :

1. With respect to internal control and reporting systems:

a)	To ensure that the principal risks identified as a consequence of the supervision of the efficacy of the company’s internal control and internal audit, where applicable, are adequately managed and disseminated.

b)	To ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

c)	To establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the company that may be of potential importance, especially financial and accounting irregularities.

2. With respect to the external auditor:

a)	To receive regular information from the external auditor on the audit schedule and the outcome of its execution, verifying that the senior management takes due heed of its recommendations;

b)	To ensure the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

iii)	Should the external auditor resign, to examine the circumstances leading to the resignation.

See sections: C.1.36, C.2.3, C.2.4 and E.2

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PARTIALLY COMPLIANT

The BBVA Audit & Compliance Committee Regulations establish the most wide-ranging powers with respect to the internal audit, which are detailed in section C.2.3 of this report. These include ensuring the independence and efficacy of the internal audit function and being apprised of the appointment and severance of the head of the internal audit service. However, its duties do not include proposing the selection of the head of the service or its budget, as this is considered an integral part of the Bank’s overall organisation.

46.	The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

COMPLIANT

47.	The audit committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)	The financial information that the company, as a publicly traded company, must disclose periodically. The committee should ensure that the interim accounts are drawn up with the same accounting standards as the annual accounts and, to such end, consider the advisability of a limited review by the external auditor.

b)	The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: C.2.3 and C.2.4

COMPLIANT

48.	The board of directors shall try to avoid the accounts it has filed being presented to the general meeting with reservations and qualifications. When this is not possible, both the chair of the audit committee and the auditors must clearly explain the content and scope of discrepancies to the markets and shareholders.

See section: C.1.38

COMPLIANT

49.	The majority of appointments committee members –or appointments & remuneration committee members as the case may be– should be independent directors.

See section: C.2.1

COMPLIANT

50.	The appointments committee should have the following duties in addition to those stated in earlier recommendations:

a)	Evaluate the balance of skills, knowledge and experience required on the board, define the roles and capabilities required of the candidates to fill each vacancy accordingly, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organise, in the manner it deems suitable, the succession of the chairman and/or chief executive officer and put corresponding proposals to the board for an orderly, well-planned succession.

c)	Report on the senior officer appointments and removals that the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: C.2.4

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

51.	The appointments committee shall consult with the company chairman and the chief executive officer with respect to matters related to executive directors.

Any board member may suggest potential directorship candidates to the appointment committee for is consideration.

COMPLIANT

52.	The appointments committee should have the following duties in addition to those stated in earlier recommendations:

a)	Make proposals to the board of directors regarding:

i)	The policy for directors’ and senior managers’ remuneration;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The basic conditions of the contracts for senior managers.

b)	Oversee compliance with the remuneration policy set by the company.

See sections: C.2.4

COMPLIANT

53.	The remuneration committee shall consult with the company chairman and the chief executive officer, especially with respect to matters related to executive directors and senior managers.

COMPLIANT

H OTHER INFORMATION OF INTEREST

1. If there is any other aspect relevant to the corporate government in the company or in the group entities that has not been reflected in the rest of the sections of this report, but is necessary to include to provide more comprehensive and well grounded information on the corporate governance structure and practices in your entity or its group, detail them briefly.

The data in this report refer to the year ending 31st December 2013, except in those cases when another date of reference is specifically stated.

Further to Section A.2, State Street Bank and Trust Co., Chase Nominees Ltd, The Bank of New York Mellon S.A.N.V. and Caceis Bank, as international custodian/depositary banks, held 10.875%, 6.561%, 5.028% and 3.074% of BBVA’s share capital, respectively, on 31st December 2013. Among the positions held by the custodians, the Company has not been notified of any individual shareholders with direct or indirect holdings of over 3% of the BBVA share capital.

Filings of significant holdings to CNMV: In 2010, Blackrock Inc. filed a report to the CNMV (securities exchange authority) stating that as a consequence of the acquisition of the Barclays Global Investors (BGI) business, it now had an indirect holding of 4.45% of the BBVA share capital, through the company Blackrock Investment Management.

Further to the information in section A.3: Pursuant to the instruction of CNMV Circular 5/2013, no indirect owner of shareholdings has been identified among the Board members as no director has more than a 3% holding, nor are any of them resident in tax havens.

Further to the information in section A.3: The following “rights over shares” are included for the BBVA executive directors: 1) Deferred shares pending payment under the LTI Programme for 2010/2011 (35,000 shares in the case of the Chairman & CEO, vesting in 2014 and 2015; and 30,000 shares in the case of the President & COO, vesting in 2014 and 2015); 2) Deferred shares pending payment under the Variable Remuneration in Shares Programme for 2011 (51,826 shares in the case of the Chairman & CEO, vesting in 2014 and 2015; and 32,963 shares in the case of the President & COO, vesting in 2014 and 2015); 3) Deferred shares pending payment under the Variable Remuneration in Shares Programme for 2012 (36,163 shares in the case of the Chairman & CEO, vesting in 2014, 2015 and 2016; and 22,032 shares in the case of the President & COO, vesting in 2014, 2015 and 2016); 4) Deferred shares pending payment under the Variable Remuneration in Shares Programme for 2013 (155,000 shares in the case of the Chairman & CEO; and 117,000 shares in the case of the President & COO); Pursuant to the Settlement and Payment System for variable remuneration applicable to executive directors and described in the Report on Directors’ Remuneration in the BBVA Group, the payment of deferred shares is conditional on none of the events established by the Board of Directors arising that could impede their delivery (malus clause) and on the rest of the conditions of the Settlement and Payment System.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to the information in section A.8: regarding earnings from treasury-stock trading, rule 21 of Circular 4/2004 and IAS 32, paragraph 33, expressly prohibit the recognition in the income statement of profits or losses made on transactions carried out with treasury stock, including their issue and redemption. Said profits and losses are directly booked against the company’s net assets. In the chart of significant changes, the section on the date of disclosure includes the date of the CNMV incoming register of Annex VI of communications with treasury stock.

Further to the information in section A.9: Likewise, the Annual General Meeting of the Banco Bilbao Vizcaya Argentaria, S.A. Shareholders, 16th March 2012, under its Agenda Item Three, adopted the resolution transcribed below:

1. Confer authority on the Board of Directors, with powers as broad as may be necessary by law, and pursuant to article 297.1.b) of the Corporate Enterprises Act, to increase share capital, during the legally established period of five years as of the date on which this General Meeting is held, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board resolves, by issuing new ordinary or privileged shares, with or without voting rights, including redeemable shares, or shares of any other kind permitted by law, with or without an issue premium; the countervalue of said shares comprising cash considerations. The authority includes the establishment of the terms and conditions of the capital increase, determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, the attribution of the right of redemption and the conditions of redemption, and the exercise of that right by the Company.

To attribute the power to the Board of Directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 506 of the Corporate Enterprises Act. This power will be limited to the capital issues made under this resolution up to the maximum amount equivalent to 20% of the Company’s share capital on the date of this authorisation.

Likewise, to attribute to the Board of Directors powers to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted; and to establish that should the issue be undersubscribed, the capital will be increased by the amount effectively subscribed, pursuant to article 311 of the Corporate Enterprises Act; and to redraft article 5 of the Company Bylaws.

All this will be done pursuant to applicable legal and Bylaw provisions at any time, and is conditional on obtaining due permits.

2. To request the competent Spanish and non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed at the time of each capital increase to allow trading of the new shares, provided they comply with applicable regulations. The Board of Directors is hereby authorised, with express powers to delegate this authority, to grant any documents and engage in any acts that may be necessary to such end, including any action, statement or arrangement to achieve the listing of the shares represented by ADSs for trading, with the competent authorities of the United States of America or any other competent authority.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, listing and delisting of the securities. Should application be made subsequently for delisting of the securities, the Company is committed to adopt the formal requirements under applicable regulations and, in such case, uphold the interest of shareholders opposing or not voting in favour, in compliance with the requirements established under the Corporate Enterprises Act, the Securities Exchange Act and other applicable regulations.

3. To confer authority on the Board of Directors to delegate the authority conferred by this General Meeting relating to the foregoing resolutions to the Executive Committee, with express powers to delegate them; on the Chairman of the Board of Directors; on the President & COO; or any other director or proxy of the Company.

Further to the information in section A.10, there are no legal or bylaw restrictions on the exercise of voting rights and there are no legal or bylaw restrictions on the free acquisition or transfer of shares in the company’s share capital. According the description of the legal restrictions on the acquisition or transfer of shares in the company’s capital, pursuant to article 56 and following in Act 26/1988, 29th July on discipline and oversight in financial institutions which establishes that any individual or corporation acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1988) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned would be equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain. The Bank of Spain will have 60 working days after the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to section C.1.3: Francisco González Rodríguez was appointed as a BBVA director by the BBV and Argentaria Merger General Meetings, 18th December 1999. The Board, pursuant to article 3 of the Board Regulations, resolved on 29th September 2009, with a favourable report from the Appointments & Remuneration Committee, to co-opt Angel Cano as Board member and President & Chief Operating Officer. Both Mr Gonzalez and Mr Cano were later re-elected by the General Meeting, 15th March 2013, at the proposal of the Board and with a favourable report from the Appointments & Remuneration Committee. José Maldonado was appointed as a BBVA director at the BBV and Argentaria Merger General Meetings, 18th December 1999, and re-elected at the BBVA General Meeting, 16th March 2012, at the proposal of the Board and with a favourable report from the Appointments Committee, pursuant to section C.1.19.

Further to the information included in section C.1.15:

The amount indicated as “Remuneration of the board of directors” includes remuneration stemming from the remuneration systems established for non-executive and executive directors pursuant to article 33 bis and 50 bis of the Company Bylaws, respectively, and includes:

a)	Fixed remuneration (for belonging to the Board and its Committees) and remuneration in kind corresponding to 2013 for non-executive directors, and the amounts paid to a non-executive director for early retirement as a former Bank senior manager.

b)	The fixed remuneration and the remuneration in kind for executive directors (3) corresponding to 2013.

c)	The annual variable remuneration (in cash and in shares) of executive directors corresponding to 2013. However, this remuneration has not accrued to the executive directors in its totality on the date of this Report, as pursuant to the Settlement and Payment System for variable remuneration that is applied to them and described in the Report on Directors’ Remuneration in the BBVA Group, they will only receive 50% of this in 2014; the rest being deferred for payment of one third in each of the three following years (2015, 2016 and 2017), and subject to none of the circumstances established by the Board of Directors that might impede delivery (malus clause) as well as the rest of the conditions of the Settlement and Payment System.

d)	The remuneration paid under all the items to an independent director who stood down from his directorship during 2013 and who, consequently, did not remain in his position on 31st December 2013.

The total amount indicated, pursuant to the instructions in this Report, corresponds to the amount declared as total remuneration accrued according to chart c) “Summary of Remuneration”, section D.1 in the Report on Directors’ Remuneration in the BBVA Group.

All these items are included for each individual director in Note 56 of the consolidated Group Annual Report.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, the provisions recorded at 31st December 2013 to cover pension commitments for executive directors stood at €23,611k in the case of the President & COO and €98k in the case of José Manuel González-Páramo Martínez-Murillo, after the sums of €1,070k and €131k were set aside in 2013 in the case of the President & COO and of José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disablement and death. There were no other pension commitments for other members of the Board of Directors.

The balance of the item “Provisions—Funds for pensions and similar liabilities” on the Group’s consolidated balance sheet at 31st December 2013 includes €85m under the item for post-employment benefit commitments maintained with former members of the Board.

Further to the information included in section C.1.16:

The item “Total remuneration of the senior management” includes:

a)	Fixed remuneration and remuneration in kind for the Management Committee members during 2013.

b)	The variable remuneration of the Management Committee members received during the first quarter of 2013 corresponding to 2012.

c)	The part of the deferred variable remuneration of the members of the Management Committee received during the first quarter of 2013 that includes the deferred part of the 2011 variable remuneration in both cash and shares, as well as the part of the LTI 2010-2011 that was deferred in shares, plus the amount of the corresponding updates.

The provisions charged to 31st December 2013 for pension commitments for the current Management Committee members, excluding executive directors, amounted to €91,129k. Of these, €8,697k were provisioned during 2013.

The balance of the item “Provisions—Funds for pensions and similar liabilities” on the Group’s consolidated balance sheet at 31st December 2013 includes €156m under the item for post-employment benefit commitments maintained with former members of the Bank’s Management Committee.

With regard to section C.1.31: As BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and thus, in compliance with the Sarbanes Oxley Act and its implementing regulations, each year the Chairman & CEO, President & COO and the executive tasked with preparing the Accounts sign and submit the certifications described in sections 302 and 906 of this Act, related to the content of the Annual Financial Statements. These certificates are contained in the annual registration statement (20-F) the Company files with this authority for the official record.

Further to section C.1.45: The President & COO’s contract determines that should he cease to hold this position on any grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum. This pension will be 75% of his pensionable salary if the severance occurs before he is 55, and 85% if it occurs after reaching said age.

Likewise, the Board of Directors only authorises and reports to the General Meeting on the clauses relating to the Executive Directors and the Management Committee members, pursuant to article 17 of the Board Regulations, but not relating to the technical and specialist professionals.

With respect to the duties of the Audit & Compliance Committee set forth in section C.2.3: under the Audit Committee Regulations, its duties include ensuring that the Internal Audit department has the means and resources required, with enough personnel, material elements, systems, procedures and operating manuals to perform its duties in the Group and that it will be apprised of any obstacles that may have arisen to the performance of its duties. It will analyse and, where appropriate, approve the Annual Internal Audit Plan, as well as those other additional occasional or specific plans that have to be put in place on account of regulatory changes or Group business organisational needs. It will be apprised of the extent to which the audited units have complied with the corrective measures recommended by the Internal Audit in previous audits, and any cases that might pose a relevant risk for the Group will be reported to the Board. The Committee will be informed of any material irregularities, anomalies or breaches that Internal Audit detects in the course of its actions, material being construed as any that may cause a significant and material impact or damage to the Group’s net worth, results or reputation. The Internal Audit department will judge such nature at its discretion and, in case of doubt, must report the matter. It will also be apprised of and issue an opinion on the appointment or substitution of the head of Internal Audit, although it does not approve his or her appointment or propose the budget for the Internal Audit department.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to Section C.2.4: We provide brief indications regarding what the regulations establish about the composition and functions of each of the Board Committees:

•	Appointments Committee: Article 32 of the Board Regulations establish that the Appointments Committee will comprise a minimum of three members who will be appointed by the Board of Directors, which will also appoint its Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 33 lists the Committee’s functions, which include: 1. Draw up and report proposals for appointment and re-election of directors under the terms and conditions established in the first paragraph of article 3 of the Board Regulations. To such end, the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists, when there are no or few female directors. When drawing up proposals for the appointment and re-election of directors, the Committee will take into account, in case they may be considered suitable, any applications that may be made by any Board member for potential candidates to fill the vacancies. 2. Review the status of each director each year, so that this may be reflected in the annual report on corporate governance. 3. Report on the performance of Chairman of the Board and, where applicable, the Company’s chief executive, such that the Board can make its periodic assessment, under the terms established in these Regulations. 4. Should the chairmanship of the Board or the post of chief executive officer fall vacant, the Committee will examine or organise, in the manner it deems suitable, the succession of the Chairman and/or chief executive officer and put corresponding proposals to the Board for an orderly, well-planned succession. 5. Report any appointment and separation of senior managers. 6. Any other duties that may have been allocated under these Regulations or given to the Committee under a Board of Directors resolution. In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board and, where applicable, the Chief Executive Officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

•	Remuneration Committee: Article 35 of the Board Regulations establish that the Remuneration Committee will comprise a minimum of three members who will be appointed by the Board of Directors, which will also appoint its Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 36 establishes that the functions of the Remuneration Committee will be as follows:

1. Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

2. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3. Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this to the Company’s Annual General Meeting.

4. Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

5. Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6. Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

7. Any other duties that may have been allocated under these Regulations or given to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s Chief Executive Officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

•	Audit & Compliance Committee: The Board Regulations establish the following:

Article 29. Composition.

The BBVA Audit & Compliance Committee will be formed exclusively by independent directors who are not members of the Bank’s Executive Committee. They are tasked with assisting the Board of Directors in supervising the financial statements and exercising oversight for the BBVA Group. It will have a minimum of four members appointed by the Board in view of their knowledge and expertise in accounting, audit and/or risk management. One of these members will act as chair, also by Board appointment.

Members of the Committee do not necessarily have to be experts in financial matters but must understand the nature of the Group’s businesses and the basic risks associated with them. It is also essential that they be prepared to apply the judgement skills ensuing from their professional experience, with an independent and critical attitude. In any event, the Committee Chair will have experience in financial management and will understand the accounting procedures and standards required by the bodies regulating the sector. The Chair must be replaced every four years and may be re-elected after one year has elapsed since separation from the position.

When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

The Committee will appoint a Secretary who may or may not be a Committee member but may not be an executive director.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 30. Functions

The Committee will have the powers established under the Company Bylaws, with the following scope:

1. Report to the General Meeting on matters that are raised at its meetings on matters within its scope of competence.

2. Supervise the efficacy of the Company’s internal control and oversight, internal audit, where applicable, and the risk-management systems, and discuss with the auditors or audit firms any significant issues in the internal control system detected when the audit is conducted.

3. Supervise the process of drawing up and reporting regulatory financial information.

4. Propose the appointment of auditors or audit firms to the Board of Directors for it to submit the proposal to the General Meeting, in accordance with applicable regulations.

5. Establish correct relations with the auditors or audit firms in order to receive information on any matters that may jeopardise their independence, for examination by the Committee, and any others that have to do with the process of auditing the accounts; as well as those other communications provided for by law and in auditing standards. It must unfailingly receive written confirmation by the auditors or audit firms each year of their independence with regard to the Entity or entities directly or indirectly related to it, and information on additional services of any kind provided to these entities by said auditors or audit firms, or by persons or entities linked to them as provided under Act 19/1988, 12th July, on the auditing of accounts.

6. Each year, before the audit report is issued, to submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services referred to in the previous subsection.

7. Oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities in these matters are dealt with in due time and in due form.

8. Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are properly suited to the Bank.

9. Especially enforce compliance with provisions contained in the BBVA Director’s Charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

10. Any other duties that may have been allocated under these Regulations or given to the Committee by a Board of Directors resolution.

As part of this objective scope, the Board shall detail the duties of the Committee in specific regulations establishing procedures by which it may perform its mission.

•	Executive Committee: Article 45 of the Company Bylaws establishes that BBVA has an Executive Committee, to which the Board has delegated all its powers of administration, except those that the law and/or bylaws deem may not be delegated due to their essential nature.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 26 of the Board Regulations establishes the following:

The Executive committee will be chaired by the Chairman of the Board of Directors, or when this is not possible, by whomever the Company Bylaws determines. The Secretary of the Committee will be the Secretary of the Board. If absent, the person the meeting’s members appoint for this purpose will stand in for the Board Secretary.

Article 46 of the Company Bylaws establishes that this Committee will be apprised of the Board of Directors’ business that the Board, pursuant to prevailing legislation or the Bylaws, resolves to delegate to it, including specifically, but not limited to, the following:

To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, evaluating and approving the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

Article 27 of the Board Regulations establishes the functions of the Executive Committee within the Company, as follows:

The Executive Committee will deal with the business that the Board of Directors delegates to it in accordance with prevailing legislation or with the Company Bylaws.

Specifically, the Executive Committee is entrusted with evaluation of the Bank’s system of corporate governance. This will be analysed in the context of the Company’s development and of the results it has obtained, taking into account any regulations that may be passed and recommendations made regarding best market practices, adapting these to the Company’s specific circumstances.

•	Risks Committee: The Board Regulations establish the following:

Article 38. Composition: The Risks Committee will have a majority of external directors, with a minimum of three members, named by the Board of Directors, which will also appoint its Chair. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 39. Functions: The functions of the Board of Directors’ Risks Committee will be as follows: Analyse and evaluate proposals on the Group’s risk management and control policies and strategy. In particular, these will identify:

a)	The risk map;

b)	The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by the Group’s businesses and areas of activity;

c)	The internal reporting and oversight systems used to control and manage risks;

d)	The measures established to mitigate the impact of risks identified should they materialise: Monitor the match between risks accepted and the profile established. Evaluate and approve, where appropriate, any risks whose volume might compromise the Group’s capital adequacy or recurrence of its earnings or that might entail significant potential operational or reputational risks. Ensure that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

With respect to section D (Related-party and Intragroup Transactions): See Note 55 of the BBVA Annual Consolidated Accounts for 2013.

With respect to section D.4: the transactions of Banco Bilbao Vizcaya Argentaria, S.A. with companies issuing securities on international markets, carried out as part of ordinary trading related to the management of outstanding issuances are indicated.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Regarding Recommendation 40 in Section G: Article 30 of the Board Regulations empowers the Audit & Compliance Committee to supervise the Internal Code of Conduct on the Securities Markets. Article 27 of the Board Regulations empowers the Executive Committee to assess the Bank’s corporate governance system. It will analyse this as a function of the Company’s performance over time and the impact of any regulations that may be established, and recommendations on best market practices adapted to the real conditions of its business.

During 2011, the BBVA Board of Directors approved the Bank’s adhesion to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) approved by Foro de Grandes Empresas in the wording proposed by the State Tax Administration Agency (AEAT). During this year, it has been compliant with the contents of this Code.

2.	This section may also include any other relevant information, clarification or detail related to previous sections of the report insofar as they are relevant and not reiterative.

Specifically indicate whether the company is subject to corporate governance legislation from any country other than Spain and, if so, include the mandatory information to be provided when different from that required by this report

3.	The company may also indicate if it has voluntarily signed up to other international, industry-wide or any other codes of ethical principles or best practices. Where applicable, the code in question will be identified along with the date of signing.

This annual report on corporate governance has been approved by the Company’s Board of Directors on 30th January 2014

Indicate whether any board members have voted against or abstained with respect to the approval of this report.

NO

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 10, 2014	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative